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04036149

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Follow-Up Materials

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REGISTRANT'S NAME GeneMedix PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

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FILE NO. 82- 34784

FISCAL YEAR 11-30-03

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DAT : 8/10/04

File No. 82-34784

GMX
GeneMedix

GeneMedix plc
Annual Report
and Accounts

for the year ended
30 November 2003

11-30-03
AR/S





GeneMedix plc Annual Report and Accounts for the year ended 30 November 2003

Contents

Operational Summary



The past 12 months have seen GeneMedix press forward with its development programmes, and maintain progress towards its goal of getting a first biogeneric product (Epostim®) onto the European market by early 2007. Whilst we have been focusing primarily on the European market, events over the past few months have made us shift focus more towards US opportunities. Driven by the well-publicised requirement to reduce healthcare spend, we have noticed an increased public awareness regarding the regulatory pathways for registering "biogenerics" in the USA . As a result, a marked increase in interest in the biogenerics field from the US investment community and the US generic medicines industry has arisen.

Statements such as the following from Senator Orrin Hatch (Chairman of the Senate Judiciary Committee and co-sponsor of the Hatch-Waxman Act, 1984) and Mark McClellan, former FDA Commissioner, have heightened awareness of the need to define a regulatory pathway for these products.

Senator Orrin Hatch said,

"Enactment of Medicare prescription drug legislation clears the way for Congress to consider legislation creating mechanisms for rapid review of generic versions of off-patent biologics" and,

"We must proceed carefully but we must proceed, with the creation of a fast track approval system for off-patent biologic products"

Mark McClellan was quoted in *BioWorld Today* (2 April 2003) as saying,

"The agency's long term goal is to create a regulatory and scientific pathway for generic biologics"

To capitalise on this increased interest, we have appointed Global Markets Capital Group (GMCG), of New York, as our financial and strategic advisors in the USA, and we are embarking on an American Depositary Receipt programme, to make direct investment in the Company's shares available to the US market.

We see the US interest as a major opportunity for our Company to unlock the value of its product portfolio and to find partners who will help create additional value for the company and fund its development programmes. By these and other means we shall seek to fund the ongoing business and to utilise our existing infrastructure to accelerate revenues.

In response to speculation about a possible acquisition of GeneMedix plc, we were required by the Singapore Stock Exchange and UK regulators to issue a number of statements relating to a significant transaction with a potential collaborator, with whom we are in continuing negotiations.

This opportunity potentially gives us access to new products, new markets, additional manufacturing capability and a marketing network, all of which would help us generate revenues at an earlier stage. This opportunity is one of a number of initiatives currently being undertaken that are intended to secure the Company's future and to raise additional financing for the ongoing business.

Products and development programmes

We have continued to make significant steps forward in our product development programme for EPO, which is being run out of our facility in Tullamore, Ireland. Our process development programme is now nearing completion and we believe we can produce a product, which, under stringent analytical testing, can be shown to be similar in all essential respects to the innovator product. This substantial progress has been made against a background environment that has highlighted the complexity of the technological issues surrounding the establishment of comparable pharmaceuticals in Western Europe. However, we remain confident that our planned clinical programmes are well designed and that they will enable us to demonstrate comparability with the marketed product.

We have always relied on a strong scientific basis for the design of our clinical strategy, and the scientific advice that we have received from the CPMP, the scientific advisory body to the European Regulatory Agency, on the regulatory pathway for the approval of EPO, Epostim®, has strengthened that belief.

We have a projected product launch date for early 2007 in Europe. We are also moving towards completion of the validation of our facility in Ireland and have built up a strong development team, with expertise in mammalian cell culture, at the facility.

The programme for the development of our insulin technology has been continuing, and this will eventually be transferred into the facility to be built in Penang, Malaysia. This important project, which the Directors believe will add significant value to the Company, requires a total investment of $34 million, and we expect to be funded entirely by South-East Asian investors and the National and Regional Governments of Malaysia. We anticipate that the initial stage of funding will be completed in the near future. Following completion there is expected to be a cash in-flow of $2 million for this project.



Other programmes have taken a lower priority of late, partly due to the funding position of the Company. However, we have an exciting product portfolio that offers some excellent opportunities, including IFN-beta and G-CSF.

It clearly remains the primary focus of the Directors to secure sufficient funding to be able to develop all our programmes at the desired rate and it is evident that we shall not be able to do this by relying solely on funds being generated through the existing commercial operations.

We were pleased to be able to announce on 15 April 2004 the raising of £1.9 million via a placing of ordinary shares, predominantly from investors in Asia.

We are also actively pursuing a number of opportunities, which will potentially bring cash in-flows from commercial or technology out-licensing collaborations, as well as folllowing other international initiatives to generate cash from under-utilised assets.

As part of one such initiative, we have signed a letter of intent to contract-manufacture an additional biopharmaceutical, which, if finalised, should bring us revenues from outside Western Europe in 2005.

In the meantime, we have continued to exercise prudent cost control measures and are focusing predominantly on our main development programmes. The investment in our Chinese facility has been completed, and revalidation will commence over the next few months. However, as is discussed in the financial review, the Board is reviewing its options in respect of this facility.

Overall, the Company has made further progress towards its aim of becoming an international biogeneric company and, although the Company remains under tight financial constraints, the Directors have expressed confidence in bringing in near-term funding for the Company.

Paul Edwards
Chief Executive Officer



GeneMedix is a UK based, globally focused biopharmaceutical company, specialising in the development and manufacture of high quality, cost effective treatments for some of the world's most serious diseases. GeneMedix is working towards the development of a portfolio of recombinant therapeutic proteins, through investment in a network of manufacturing facilities worldwide.


Marketing & Sales
selected territories
in house
Marketing & Sales
selected territories
contract out
Secondary Manufacture
vials + PFS → Gland, India
Primary Manufacture
E Coli → Shanghai, PRC
mammalian → Tullamore, Ireland
yeast → Penang, Malaysia
Flexibility to
'mix and match'
New
Proteins
Second Generation
eg PEG, inhalation
Existing Portfolio
as comparable products

As illustrated above, GeneMedix has the intention of being a flexible organisation that incorporates a network of experts in the various fields in which it is involved.

The first step in the process of getting the product to market is to manufacture the protein. GeneMedix is utilising a number of cell culture systems for manufacture, namely bacterial, mammalian and yeast. Each manufacturing facility will be dedicated to one cell culture system, although a number of different proteins could be manufactured.

Primary Manufacture

The manufacturing facility dedicated to bacterial cell culture is located in Pudong, Shanghai, People's Republic of China (PRC). This facility was purchased as part of the formation of GeneMedix and has manufactured Neustim® (GM-CSF) for the Chinese market. It is currently in the final stages of a major programme of upgrades, including the installation of a new water system.



The facility comprises two buildings, one for Administration and one for Manufacture. The capabilities include fermentation, downstream processing, freeze drying and packing into the final presentations for the market.



The manufacturing facility dedicated to mammalian cell culture is located in Tullamore, Ireland. The building was acquired under an attractive long lease, arranged through the IDA (Ireland), but GeneMedix has fitted it out as a state-of-the-art mammalian cell culture facility, where it will manufacture Epostim® (EPO) for the world markets. It is currently undergoing the routine validation steps that would be required for any new pharmaceutical manufacturing facility. The facility comprises one building, which incorporates Administration, Quality Control, Quality Assurance, fermentation and downstream processing. It has been designed to be as flexible as possible, and the EPO process utilises sterile bag technology. This enables an efficient process and cost effective use of the facility. It would be possible to manufacture additional products – however, the initial focus is EPO.

The manufacturing facility dedicated to yeast cell culture is planned to be located in Penang, Malaysia. This facility will be owned in a joint venture arrangement with the Penang Development Agency and will manufacture recombinant human insulin for the world markets. It is currently at the detail design stage, following the finalisation of the many steps involved in the insulin manufacturing process. The project is planned to commence in 2004.

Secondary Manufacture

GeneMedix does not intend to establish its own facilities for the formulation and filling of its range of products. Many of the products are filled into specialised devices and it would not be cost effective for the Company to undergo this step itself. The choice GeneMedix has made is to establish a number of partnerships with specialists in the relevant fields.

In April 2002, GeneMedix entered into a Secondary Manufacturing Agreement with Gland Pharmaceuticals, one of India's leading suppliers of speciality pharmaceuticals. GeneMedix is hoping to capitalise on Gland's expertise, particularly in the area of pre-filled syringe filling, initially in the Indian and ASEAN markets and ultimately on a global basis. Gland has successfully partnered with Schering-Plough and Aventis in the Indian market, together with a number of Indian pharmaceutical companies. Under an additional Sales & Distribution Agreement, Gland will act as our local sales and marketing partner in India, utilising their extensive knowledge of the Indian market.

Sales & Marketing

GeneMedix does not intend to market its range of products directly, and is seeking to establish relationships with companies that have existing distribution and marketing expertise. In several territories, GeneMedix has entered into exclusive agreements with companies capable of maximising the opportunity for its products.

GeneMedix had entered into Sales and Marketing agreements with Gland Pharma and Hovid for the Indian and ASEAN territories respectively.


GMX
GeneMedix

Product Lifecycle

GeneMedix recognises that the initial portfolio of products does not have an infinite lifespan and will seek to develop new presentations of its products.

GeneMedix will seek to enter into agreements with technology developers, with the aim of assessing the viability of new technologies.

GeneMedix has one Agreement signed with SkyePharma Inc to evaluate the DepoFoam™ technology with interferon-alfa-2b.

Key Milestones in the Company's History

1995		Original research agreement between Dr Kim Tan and IBCB
1997		GeneMedix founded by Dr Kim Tan and Dr Hong-Hoi Ting, with IBCB as a major shareholder
1999		First external fundraising; CEO recruited
2000	January	Listed on OFEX
	June	Private fundraising round (£3.3 million)
	November	Dual listing in London and Singapore (raising £20 million)
	December	Acquisition of Shanghai GeneMedix Biotechnology Co Ltd
2001	May	Commencement of Irish manufacturing plant
	September	Worldwide commercialisation rights to IBCB technology
	October	ASEAN distribution and secondary manufacturing agreements signed
	November	Chinese distribution agreement signed
	December	First sales of Neustim® into Chinese market
2002	April	Manufacturing, sales and distribution agreement with Gland Pharmaceuticals (India)
	June	Opening of manufacturing facility in Ireland
		Signed collaboration agreement with SkyePharma for sustained release interferon-alfa
2003	February	Collaboration announced between GeneMedix plc and Antibioticos Group
	March	Collaboration announced between GeneMedix plc and Antares Pharma Inc
	June	Letter of Intent signed with Penang Development Corporation

Products

GeneMedix has continued working on the development of the current portfolio of therapeutic proteins, and adding to its range of products via the collaboration with Antibioticos. We include below a summary of our products and the current status of our programmes.

Neustim® (molgramostim, GM-CSF)

Neustim® is licensed for sale in China, and the marketing and distribution is handled by a local Shanghai-based company. Neustim® is licensed for use in chemotherapy patients and is used to treat neutropenia induced by the treatment regime. There are three presentations of the product approved, namely 150 mcg, 75 mcg and 50 mcg. Sales continue to be disappointing, as competition from G-CSF continues to be significant. GeneMedix has completed a comparative study with Neustim vs Leucomax and is assessing the viability of introducing the product into additional markets.

The worldwide market for GM-CSFs is estimated to be $140 million – the US market being dominated by Schering AG (sargramostim).

Erythropoietin (EPO)

Work continues on the development programme for this product, with process development almost complete and clinical trials due to start in 2005. EPO is used to treat severe anaemia (low red blood cell count), associated with chronic renal failure and in cancer patients undergoing chemotherapy. It is estimated that some 90% of kidney dialysis patients and 60% of patients receiving chemotherapy will develop anaemia.

EPO is also indicated for the treatment of anaemia in HIV patients being treated with zidovudine, and prior to planned operations as a way of reducing the need for blood transfusions during surgery. It is estimated that the global market for EPO is currently worth approximately $8.4 billion, being dominated by Amgen and its licensee Johnson and Johnson. A new protein, Aranesp darbepoetin alfa, has been launched by Amgen and is taking market share.

EPO


renal disease: non-dialysis
renal disease: dialysis
elective surgery
chemo-therapy

global value: $8.4 billion

Interferon beta (IFN-β)

IFN-β is used to treat a type of multiple sclerosis (MS) where patients have extended periods of remission interspersed with relapses and progression of the disease (relapsing–remitting). MS is one of the most common neurological disorders in young adults, and is estimated to affect over 1 million people worldwide. There is currently no cure for MS, and treatment aims to prevent relapses and slow or halt progression of the disease.

The worldwide market for IFN-β is estimated to be worth approximately $2.4 billion, the main players being Biogen, Serono and Schering AG. Teva also has a significant interest in this market with glatiramer acetate, a non-IFN-β product. GeneMedix will continue the process development work on its IFN-β protein, with plans to commence toxicology studies in 2004/2005.

IFN-β


relapsing-remitting multiple sclerosis
secondary progressive multiple sclerosis

global value: $2.4 billion

Interferon alfa (IFN-α)

IFN-α is used in the treatment of hepatitis C and hepatitis B, both alone and in combination with oral antiviral agents. The market for hepatitis is estimated to be worth approximately $1.7 billion worldwide, and is growing due to the increased prevalence of both diseases and concerted efforts to improve diagnosis and treatment rates. In addition, IFN-α is used in several chemotherapy regimes.

GeneMedix has entered into a collaboration with SkyePharma to develop a sustained release formulation of the protein, which it is hoped will have significant benefits over treatments currently available.

IFN-α


hepatitis c
hepatitis b
carcinoid tumour
leukaemia
lymphoma

global value: $3.1 billion

Insulin

Work is ongoing on the insulin process development to ensure that yields are maximised at each step of the process. The manufacturing process includes a number of steps, and the efficiency of the process is key to being competitive in the market. Insulin is used worldwide by patients suffering from diabetes mellitus – a disease where blood sugar levels are uncontrolled due to either a lack of (Type I) or an ineffective action of (Type II) the hormone insulin.

The disease is approaching epidemic proportions in western countries, as Type II is connected to a sedentary lifestyle and obesity. The disease is rapidly on the increase in developing countries, mainly due to change in diet and lifestyle. The current market is worth an estimated $4.4 billion, being dominated by Novo Nordisk and Eli Lilly.

Insulin


diabetes mellitus

global value: $4.4 billion

Granulocyte Colony Stimulating Factor (G-CSF)

To complement Neustim®, GeneMedix is planning to develop G-CSF, which is used in the treatment of neutropenia following chemotherapy, and acts in a more selective way than GM-CSF by stimulating the production of neutrophils only. Process development work will continue during 2004, with toxicology and clinical studies to follow.

The market for G-CSF is estimated to be worth $2.7 billion worldwide, with Amgen being the major player. Amgen has developed a sustained release version of the protein filgrastim, Neulasta, which has been approved for use in the US and Europe.

G-CSF/GM-CSF


neutropenia - bone marrow transplant
harvesting of cells - BMT
neutropenia - idiopathic/ congenital
neutropenia - chemotherapy

global value: $2.7 billion

Human Growth Hormone (HGH)

Growth hormone is produced in the pituitary of healthy individuals, and has several functions in the body, including the regulation of growth. Growth hormone was one of the first human proteins to be manufactured using recombinant DNA technology, and is used primarily to treat growth hormone deficiency in children and adults.

The worldwide market for human growth hormone is estimated to be worth $1.7 billion. Major players include Eli Lilly, Genentech, Novo Nordisk, Pharmacia and Serono. Process development on the GeneMedix HGH product will continue during 2004, with toxicology and clinical studies to follow.

HGH


chronic renal insufficiency in children
adult GH deficiency
short stature
Turner syndrome

global value: $1.7 billion

Regulatory Strategy

GeneMedix has a dual regulatory strategy. Certain of the products under development are past their patent or data protection periods in Europe and can therefore be manufactured, tested and registered in Europe. The recently agreed new Pharmaceutical Legislation has provided both a Bolar provision to allow studies to be conducted for registration purposes prior to patent or data protection periods have expired, and created a regulatory pathway for Similar Biological Medicinal Products, as these generic versions are now referred to in Europe. Other products still enjoying European patent protection could be developed, manufactured and tested in Europe under the provisions of Bolar, but due to patent protection of the innovator product, could not be immediately registered in Europe. These products would be registered in territories where patents have expired or never existed, then registered in Europe on patent expiry.

Intellectual Property

The Company recognises the importance of developing a portfolio of products that includes a range of patented and unpatented molecules. Initial sales for GeneMedix will be generated from comparable therapeutic proteins, followed by sales of new formulations of comparable proteins, and then new therapeutic proteins (patented). Further, the Company understands the need to establish a clear path around patent rights held by others.

Currently GeneMedix is the licensee of four patent applications filed under the Patent Cooperation Treaty (PCT), from its collaboration with IBCB.

The Company will actively continue to seek rights to the manufacture and sale of further therapeutic proteins from both commercial and academic organisations, building on the success of collaborations with IBCB and Antibioticos. In this way, GeneMedix will maintain the long-term competitiveness of its portfolio.

Monomeric Analogues of Human Insulin (WO0118052)

This patent claims human insulin variants that have amino acid substitutions in the 16 and 26 position of the B chain. These variants exist as monomers that have a faster therapeutic action than older insulin products. The market for human insulin exceeds $4 bn worldwide, with monomeric products representing one of the fastest growing sectors.


BamH1
Ap
5'AOX1
MFL & NHI-2
EcoR1
ColE1 ori
3' AOX1 (TT)
pNH-2/AOX1
(8200 bp)
3'AOX1
HIS4

A Novel Monomeric Insulin (PCT/GB2003/003136)

This patent claims novel truncated insulin sequences and a novel precursor molecule for their production. The market for human insulin exceeds $4 bn worldwide, with monomeric products representing one of the fastest growing sectors.

Novel Interferon-Thymosin Fusion Protein and its Preparation Method and Uses (WO02081519)

This patent claims a fusion protein comprising interferon alfa and thymosin amino acid sequences, linked by a 1-20 amino acid connecting peptide. The invention may have utility for the treatment of hepatitis C.

Function and Application of Tob Gene in Central Nervous System of Mammal (WO02068687)

This patent claims therapeutic use of the mammalian Tob gene for the identification and treatment of amnesia. Memory impairment is expected to be a growth market, particularly amongst ageing populations in the US and Europe.


GMX
GeneMedix
GeneMedix plc
Ireland

Chairman
Dr Kim Tan, BSc, PhD, FRSM – Non-Executive



Kim, aged 48, is a founder of the Company, and was the founder and formerly an Executive Director of KS Biomedix Holdings Plc, a biotechnology company admitted to the London Stock Exchange before its acquisition by the Xenova Group plc.

He is also Non-Executive Chairman of TranXenoGen Inc, which has developed transgenic technology to produce human proteins in chickens' eggs and was admitted to AIM in 2000. He is the author of over 45 scientific papers, the inventor of sheep monoclonal antibodies and a Fellow of the Royal Society of Medicine.

Chief Executive Officer
Paul Edwards, MBE, BSc



Paul, aged 47, was appointed to the post of CEO in 1999. He was formerly Vice President and General Manager of Genzyme Corporation's UK operation, a company he joined in 1986. Previously he spent 7 years with Beecham Pharmaceuticals, and more recently has worked in management consultancy at Ruston Poole International.

Paul, a former chairman of the Manufacturing Advisory Committee of the UK BioIndustry Association, has worked with the UK Department of Trade and Industry advising on issues related to the manufacture of biopharmaceuticals. In 1997 he received an MBE for services to biotechnology.

In his role as CEO of GeneMedix, Paul is responsible for ensuring that the Company's objective of delivering high quality, cost-effective biopharmaceuticals to a global healthcare market is achieved.

Chief Financial Officer
Julian Attfield, BA, ACA



Julian, aged 41, was formerly Director of Finance and Administration with Sigma-Genosys Ltd, a leading manufacturer of biomolecules for the life sciences industry. Prior to this he was Group Financial Controller for Automative Diagnostics UK Ltd, and qualified as an Associate of the Institute of Chartered Accountants in England and Wales whilst at Arthur Andersen.

Julian's role within GeneMedix is to use his strong financial and technical background in global business to provide clear financial leadership in all corporate and operational activities.

Marketing Director [Asia]
Dr Hong-Hoi Ting, BSc, DPhil



A part time Executive to GeneMedix, Dr Ting is a co-founder of the Company and has considerable experience in setting up several Joint Ventures in China. Following an academic career at the Universities of Oxford and Bath, he was employed by Amersham International plc as Regional Manager in charge of its Life Science business in the Far East and South East Asia, and also as Country Manager in China.

Subsequently Dr Ting, aged 47, has acted as a consultant to a number of companies in Asia, including Amersham International plc, Westinghouse Electric Corporation, and Johnson and Johnson.

Non-Executive Director
Steve Harris, BPharm, FRPharmS



Steve, aged 61, has considerable experience in the pharmaceutical industry working with both multinational companies such as ICI Pharmaceuticals, Merck Sharp and Dohme, Eli Lilly and Reckitt & Colman, and start-up companies such as Gensia and Medeva.

Steve is currently a Director of Proteome Sciences plc, SkyePharma plc and Microscience Ltd, among others, and was elected a Fellow of the Pharmaceutical Society of Great Britain in 2000.

Non-Executive Director
Gordon Mylchreest, MCIM



Gordon, aged 59, was Group Marketing Director of Consolidated Group prior to its acquisition by GE Capital, and responsible for developing Consolidated Group's business in Europe.

Since then he has acted as a consultant to a number of insurance companies advising on acquisitions and start-ups. He has also been a consultant to, and General Manager of, CIGNA Direct Marketing and Creditor Insurance Services.

Non-Executive Director
Fong Kwok Jen



Kwok Jen, aged 54, is an advocate and solicitor in Singapore, being a partner in Fong Partners and Associates. He was previously Senior State Counsel in Singapore and a member of The Law Society of Singapore.

He is Non-Executive Director of several listed companies in Hong Kong and the USA, in the financial services and computer software industry sectors.

Director of Commercial Operations
Jackie Turnbull, MRPharmS



Jackie is a registered pharmacist, with 15 years' experience in the pharmaceutical industry. She started her career in the technical side of the business, moving into the area of Medical Information, and then to Business Development. She has experience with several large companies, including Glaxo, Warner Lambert and Boehringer Ingelheim, latterly moving to Denmark to take up the position of International Licensing Manager with Novo Nordisk A/S, one of the largest biotech companies in the world.

Jackie has been with GeneMedix since the Company's foundation, and heads its Commercial Group, which gives direction to development projects by identifying commercial opportunities and collaborations.

Director of Global Manufacturing
Dr Martin Comberbach, PhD, BSc, MSc, MIChemE, CEng



Martin trained as a scientist and engineer, having 16 years' international experience in the 'big pharma' and 'small biotech' industries of North America and Europe. He gained his early experience in pre-clinical fermentation process development for recombinant proteins, polysaccharides and amino acids. Martin was involved in the design and fit-out of multi-product manufacturing facilities, validation to cGMP, inspection and accreditation with the national public health authority and production of vaccines for Phase I/II clinical trials. He has contributed to the IND/CTX submissions of 7 human vaccines, and more recently to a proprietary anti-angiogenic therapeutic protein produced in mammalian cells.

In his current position, Martin is responsible for managing GeneMedix's global manufacturing facilities. In this role, he works closely with staff in the China manufacturing facility, improving procedures and working practices, to enable GeneMedix to manufacture high quality products cost-effectively. He also represents GeneMedix in discussions with secondary manufacturing companies to enable GeneMedix's purified bulk products to be fill/finished and distributed to target markets.

Director of Quality
Paul Jennings, BSc [Pharm], MRPharmS, FIQA



Paul's early career was spent in Hospital Pharmacy, followed by 19 years in a variety of posts in quality management in the pharmaceutical industry, with companies such as May & Baker, Rhône Poulenc Rorer and Aventis. During his career to date he has been based in the UK, France and Ireland. He has twice held the role of Quality Director for major sites, and also the role of Corporate Quality Director for Eastern Europe and the emerging markets of Africa and Southwest Asia.

The main focus of Paul's department within GeneMedix is the creation and installation of Quality Assurance systems for product development projects, the factories under GeneMedix's control, and contract manufacturers and major suppliers. GeneMedix aims to operate at the highest standards of Quality, and with Good Manufacturing Practices acceptable to all world markets.

Director of Regulatory Affairs
John Greenwood, FIMLS, MBIRA, DipRA



John heads the Regulatory Affairs Department at GeneMedix, having 24 years' experience in senior positions in pre-clinical development and Regulatory Affairs in prominent UK based organisations. He also has experience as a regional committee member for the British Institute of Regulatory Affairs, and is currently the Chair of the Biotechnology Working Group of the European Generic medicines Association (EGA).

The main focus of John's department is to progress product development through pre-clinical toxicology and clinical trials. In addition, the group ensures that all studies comply with the requirements for regulatory submissions in all relevant areas, to facilitate the issue of marketing authorisation for all products in selected global territories. The department is also responsible for the follow-up of regulatory submissions to ensure successful completion and maintenance of product licences in all territories post authorisation.

Director of Development
Richard Barker, BSc, MSc, MIBiol



Richard has gained experience in several senior positions in Development and Manufacturing with major international biotechnology and pharmaceutical companies, and is a former member of the Manufacturing Advisory Committee of the UK BioIndustry Association.

Within GeneMedix, Richard directs the development of products from late stage research, through process development, production of material for toxicology studies and clinical trials, to completion of full-scale validation batches in the primary manufacturing facilities. Richard played a significant role in the development of the Tullamore facility.



Operating expenditure for the year was below plan as we preserved cash in the latter part of the financial year and focused predominantly on core activities. Operating losses of £6.9 million included a £750,000 impairment charge on the investment in SGB in China. Revenues in China in respect of sales of GM-CSF have been poor during the year, as the facility has been closed since April whilst a £370,000 upgrade was carried out. The Board has for some time been reviewing its options for the facility in China.

Commercial opportunities for GM-CSF have now opened up in export markets, following the successful completion of our clinical study in Malaysia. The Indian authorities have approved the Company's application to allow the import of bulk GM-CSF into India. We are similarly in a better position to address the domestic markets, with approval to market additional presentations of GM-CSF having been obtained. Despite this, however, it is the Directors' intention to seek a purchaser for this facility. Not only will this raise cash for the business, but it will also allow senior management to focus on the Company's opportunities in the more lucrative European and US markets. A formal sales document has been prepared and interested purchasers sought.

Free cash balances of £1,055,153 as at 30 November 2003 are clearly below desired levels, and reflect the delays in a number of expected cash inflows, which were anticipated to have been received some months ago. We have, however, a number of initiatives in progress or completed, which the Directors have expressed confidence will secure the near-term funding position of the Company.

We received short term loan finance of £0.5 million from our leading shareholder and then were pleased to be able to complete a placing of 13,453,556 shares to raise £1.9 million on 15 April 2004. This money was raised predominantly from investors in Asia, and was performed at a discount of 10% to the middle market price on the London Stock Exchange at that date. The cash inflow from the completion of the first round of funding



for our Malaysian facility, which was mentioned in our quarterly statement in November 2003, is still anticipated to be received in the near term, and there are also a number of potential short-term cash in-flows expected from other parties, which should provide further interim funding.

The recent interest in biogenerics and current discussion about potential collaborations have, however, opened up some significant funding opportunities, and we are continuing to review the possibilities of raising funding via the placement of additional shares into the global markets. We shall, of course, pursue diligently the sale of the operation in China, other sales of under-utilised assets, and continue to seek out-licensing opportunities. We shall continue to build up stronger financial resources to enable the Company to meet its ongoing financial obligations as they fall due.



In addition, we clearly need significant additional longer-term funding to realise all the potential in the Company for both first and second generation therapeutic proteins. For this we need partners who will be able to help us financially to bring our products to market. To this end, we appointed GMCG to seek out strategic opportunities in the US. Discussions have taken place with a number of parties and we are in relatively early stage negotiations with one particular potential partner, as mentioned in our press release of 16 February 2004. In light of these discussions and especially as a result of recent events in the US, the Directors have expressed confidence in successfully achieving ongoing funding for the Company.

Julian Attfield
Finance Director and Company Secretary
14 May 2004

The Directors present their report on the affairs of the Group and the audited financial statements for the year ended 30 November 2003.

Principal activities

The principal activities of the Company and Group are the development and manufacture of comparable biotechnology pharmaceuticals, which are our own versions of high value therapeutic proteins.

Business review

A review of the business and future developments is set out in the Chief Executive Officer's statement and Company Profile on pages 1 to 7.

Research and development

GeneMedix has traditionally conducted its research and development using original technology obtained through its collaboration with the Shanghai Institute of Biochemistry and Cell Biology (IBCB). This collaboration has brought seven products into the Group's portfolio as well as a number of other opportunities to exploit commercially the world-class science at the Institute. The Company has since gained access to other technologies through its collaboration with Antibioticos SA. During the year the Group incurred development costs of £3,233,093 (2002: £5,259,851). The Directors regard investment in process and patent development as a prerequisite for increasing the value of our intellectual property portfolio and to achieve the earliest possible implementation of our business plan.

Post balance sheet events

Details of any significant events since the balance sheet date and further details of the Group's performance during the year and expected future developments are contained in the Chief Executive Officer's statement and the financial review.

Overseas branches

The Group operates a manufacturing facility in the Republic of Ireland, held as a branch of the Company.

Results and dividends

The loss for the year, before minority interests, was £7,233,140 (2002: £8,610,648).

The Directors elected not to pay a dividend for the year (2002: £Nil).

Charitable donations

During the year the Company made no charitable donations (2002: £Nil).

Political support

GeneMedix did not support, or make any donations to, political parties in the year (2000: £Nil).

Directors

Biographical details of current Directors are given on page 8. The Directors who served during the year were as follows:

Executive:

Paul Edwards
Dr Hong-Hoi Ting
Julian Attfield

Non-Executive:

Dr Kim Tan
Gordon Mylchreest
Fong Kwok Jen
Steve Harris

Supplier payment policy

The Company's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. Trade creditors of the Company at 30 November 2003 were equivalent to 39 (2002: 28) days' purchases.

Substantial shareholdings

On 14 May 2004, the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company.

Name of holder	Number	Percentage held
Dr Kim Tan	156,309,111	52.3%
Shanghai Institute of Biochemistry and Cell Biology	31,401,434	10.5%
Dr H H Ting	17,326,820	5.8%
Mr G Mylchreest	9,427,410	3.2%

Save for the above, the Company has not been notified, as at 14 May 2004, of any material interest of 3 per cent or more or any non-material interest exceeding 10 per cent of the issued share capital of the Company.

Directors' interests

The Directors who held office at 30 November 2003 had the following interests in the shares of the Company:

Name of Director	Beneficial 30 November 2003 Number	Beneficial 30 November 2002 Number
Dr Kim Tan	156,309,111	156,309,111
Dr H H Ting	17,326,820	18,566,820
Mr G Mylchreest	9,427,410	9,427,410

Details of Directors' interests in share options are disclosed in the Remuneration Report.

No changes took place in the interests of Directors in shares of the Company or share options between 30 November 2003 and 14 May 2004.

Financial statements, including adoption of going concern basis

Company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that period.

After making appropriate enquiries, the Directors have a reasonable expectation that the Company and the Group will be able to secure adequate resources through milestones receivable from commercial customers, from the out-licensing of its technology, corporate activities or, failing these, the equity markets, to continue in operational existence for the foreseeable future. However, it has not, at the date of approval of the financial statements, secured these resources. For this reason, we have adopted the policy as stated in note 1b of the accounts regarding the going concern basis in preparing the accounts.

In preparing the financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and prepare the financial statements on a going concern basis unless it is inappropriate to presume the Group and Company will continue in business. The Directors confirm that they have complied with the above requirements. The Directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and Group and for ensuring that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Company website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the Annual General Meeting.

Julian Attfield
Finance Director and Company Secretary

14 May 2004


GMX
GMX

The Board of Directors is committed to the principles of corporate governance contained in the Combined Code on Corporate Governance, which is appended to the Listing Rules of the Financial Services Authority and for which the Board is accountable to shareholders.

In accordance with the Principles of Good Governance set out in section 1 of the Combined Code and Code of Best Practice (the Combined Code) published by the Hampel Committee and approved by the UK Listing Authority, the Board must report to shareholders:

- how the principles of good governance set out in the Combined Code are applied
- that the Group complies with best practice provisions set out in the Combined Code or, where it does not, provides an explanation.

In addition, the Group is mindful of the requirements of the Revised Combined Code on Corporate Governance published in July 2003 and the related guidelines produced by Sir Derek Higgs and Sir Robert Smith. Although the Company is not yet required to comply with the revised Combined Code it has already begun taking steps to implement this in order to remain abreast of best practice.

Further explanation of how the Principles of the existing code have been applied is set out below and, in connection with Directors' remuneration, in the Directors' remuneration report.

Board of Directors

The Board of Directors comprises three Executive Directors – Mr Paul Edwards, Mr Julian Attfield and Dr Hong-Hoi Ting – and four Non-Executive Directors – Dr Kim Tan, Mr Steve Harris, Mr Gordon Mylchreest, and Mr Fong Kwok Jen. All Directors have been on the Board throughout the financial year and all bring considerable knowledge and experience to bear on issues of strategy, performance, resources and standards of conduct. The Board has shown its commitment to dividing responsibilities for running the Board and running the Company's business through the roles of Dr Kim Tan as Non-Executive Chairman, and Mr Paul Edwards as Chief Executive. The Non-Executive Directors are not invited to participate in the Company share option scheme, their service is non-pensionable and they exercise strong independent judgement on all matters. The biographies of all Directors are set out on page 8 of the Annual Report.

Although all Directors are equally accountable legally, the Non-Executive Directors have a particular responsibility to ensure that actions proposed by the Executive Directors are critically examined and thoroughly discussed. The Board considers that all of the Non-Executive Directors, with the exception of Dr Kim Tan, are independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement, although the Board is mindful that Mr Mylchreest is a significant shareholder in the Company. Non-Executive Directors may, at the Company's expense, seek independent legal advice on any matter relating to the discharge of their duties.

In accordance with the provisions of the Combined Code, the Board has identified Mr Steve Harris as the Senior Independent Non-Executive Director, to whom any relevant concerns can be addressed.

The Company holds Board meetings at least every two months, at which a review takes place of the Company's financial reports, annual budgets, major capital expenditure projects, risk management and treasury policies and internal controls. At each meeting the Board monitors the Company's progress towards the implementation of its business plan. All major items of business are thoroughly debated by the Board and, where a consensus cannot be reached, the matter under discussion is put to the vote or deferred to another occasion. The Chairman ensures that all Directors are properly briefed on issues arising at board meetings. Directors also have direct access to the services and advice of a Company Secretary, who is responsible for ensuring that relevant procedures, rules and regulations are complied with. The appointment and removal of the Company Secretary is determined by the Board as a whole. The Executive Directors have service contracts with notice periods of 12 months from the Company. All Directors' contracts are reviewed by the Board and at the Company's Annual General Meeting. Although the contribution of individual Directors is considered via the appraisal process (in the case of Executive Directors) and at least every three years prior to re-election (in case of all Directors), the Board has not to date developed a formal system for assessing its performance collectively and is currently considering how such a system may be implemented in light of the Revised Combined Code. The Board does, however, thoroughly and critically review the outcomes of any major decisions it has made and assesses the contributions that such decisions may have made to advancing the overall objectives of the business. The outcome of such reviews is then integrated into the Board planning process in respect of future projects.

Principal Board Committees

The Audit Committee

The Audit Committee consists of Dr Kim Tan (Chairman), Mr Gordon Mylchreest, Mr Fong Kwok Jen and Mr Steve Harris. It meets at least twice each year and is responsible for:

- approving the appointment of external auditors and monitoring the relationship with them including the nature and scope of the audit and any matters arising;
- reviewing the Annual Report, the interim report and quarterly financial statements independently of board meetings, including consideration of the accounting policies adopted and any significant areas of judgment;
- monitoring compliance with statutory and Financial Services Authority requirements for financial reporting;

- monitoring the system of internal control maintained by the Group to safeguard shareholders' investments and the Group's assets;
- approving and monitoring a code of ethics applicable to senior management and a 'whistleblowing' policy designed to enable the anonymous reporting by staff of any suspected financial impropriety, fraud or wrongdoing.

The Audit Committee meets at least once a year with the auditors of the Company without executive board members present. Membership of the Audit Committee is reviewed by the Board on an annual basis and in determining membership, consideration is given to the range of knowledge and experience of each member and familiarity of each member with accounting principles and financial matters.

In relation to the appointment of external auditors and in order to safeguard auditor independence and objectivity, the Committee has established a policy of separating the provision of assurance services (primarily audit, reporting accountant and attestation work) and non-assurance services (such as tax and consulting).

The Audit Committee gives periodic consideration to the establishment of an internal audit function. Given the nature and scale of the activities of the Group, such a function is not currently considered necessary.

The Remuneration Committee

The Remuneration Committee consists of Dr Kim Tan, Mr Gordon Mylchreest (Chairman), Mr Fong Kwok Jen and Mr Steve Harris. It meets when required (as determined by its members) to:

- review the performance of Executive Directors and make recommendations to the Board on the framework of executive remuneration of the Group's executive in accordance with current best practice and with due regard to the interests of shareholders;
- determine the remuneration of the Group's Executive Directors on behalf of the Board;
- maintain an overview of the policy in relation to the remuneration and conditions of service of other senior staff; and
- set the performance criteria for the Share Option Plan and any other share option schemes established by the Company and also approve the grant of options.

It is a rule of the Remuneration Committee that no Director can participate in discussions or decisions concerning his own remuneration. The Remuneration Committee submits an Annual report to the Board, which it in return reports to the shareholders. The Remuneration Report is included on pages 19 to 21. On significant issues relating to remuneration, the Committee may from time to time seek the views of major shareholders and their representative groups before any proposals are submitted to the general meeting for voting.

The Nomination Committee

The Nomination Committee consists of Dr Kim Tan (Chairman), Mr Gordon Mylchreest, Mr Fong Kwok Jen and Mr Steve Harris. It meets when appropriate to make recommendations to the Board on the nomination of new Directors to the Board. Its function is also to review Directors' service contracts when they come up for renewal on an annual basis.

When considering a candidate for appointment as Director of the Company, the Committee will typically work with the Board in drafting a detailed job specification and candidate profile. In drafting this, consideration will be given to the existing experience and knowledge of the Board as well as the strategic and business objectives of the group. Once a detailed specification has been agreed with the Board, the Committee will then work with an appropriate external search and selection agency to identify candidates of an appropriate calibre and with whom a shortlist of candidates can be agreed. Short-listed candidates will be invited to interview with members of the Committee, and if recommended by the Committee, will be invited to meet other Board members before any decision is taken relating to the appointment.

Maintenance of a sound system of internal control

The Board of Directors is responsible for identifying, evaluating and managing the significant risks faced by the Group. The Board is also responsible for ensuring that the Group maintains a sound system of internal controls to address those risks and, therefore, to safeguard shareholders' investments and the Group's assets.

The Board has established a formal and continuous process for identifying and evaluating the significant risks faced by the Group and the identification and evaluation of risk is an integral part of the Board's planning process. The Board regularly reviews the effectiveness of the process of risk identification and evaluation. This process has been in place throughout the year as well as up to the date of approval of the Annual Report and financial statements.

The Board continuously reviews the effectiveness of the Group's system of internal controls to manage risk. Monitoring internal controls includes scrutiny of reports prepared by management and in-depth review and follow up of any weakness identified. As part of this process the Audit Committee considers and reports to the Board on any matters arising from the work undertaken by the external auditors. Additionally, the management group which, as a delegated committee of the Executive Group with responsibility for identifying risks faced by the Group, makes an assessment of how those risks might be managed, highlighting any weaknesses in existing controls and making recommendations for improvements in the management of risk where applicable.

The Board has undertaken a specific annual review to evaluate the effectiveness of the process of identifying and evaluating the effectiveness of internal controls to support a statement of compliance. The review covered all controls including financial, operational and risk management.

There are inherent limitations in any system of internal control. Internal controls can only manage and not eliminate the risk of a failure to achieve business objectives or of other losses. Internal controls can therefore provide only reasonable, and not absolute, assurance against material misstatement or loss.

Steps continue to be taken to embed internal control and risk management further into the operations of the business and to deal with areas of improvement which come to the attention of management and the Board in a timely manner.

Key features of the internal control system that operated throughout the period covered by the financial statements, and which accords with the Turnbull guidance are as follows:

- Composition of the Board and of senior management is aimed at providing an appropriate range of knowledge, skill and experience in scientific, medical and commercial matters. The Group has developed and continues to adapt and improve its organisational structure which includes clearly established responsibilities and lines of accountability. The management of the Group actively promotes the values of integrity and professionalism, and the maintenance of high ethical standards. The Group has adopted an ethics policy to which all senior management are subject and periodically reviews and updates its other policies in line with its legal and ethical responsibilities and in an attempt to mitigate the effect of key risk areas. Key areas of risk are reviewed regularly by the Executive group and the Board.

- The Group prepares detailed operating plans, budgets and working capital projections annually based on an evaluation of the Group's long term objectives and the strategic imperatives which have been established. Detailed reports covering all areas of operations are prepared monthly which include an analysis of variances to plan and related corrective actions. The Board monitors the activities of the Group at a strategic level through reports on current activities and plans. Executive management regularly monitors financial and operational performance in detail and takes any necessary corrective action.

- Detailed policies and procedures have been established covering all significant areas. They feature documented approval subject to limits of authority. Any major expenditure or commitment of resources must be approved by the Board. Certain areas of the Group's activities are subject to regulations, particularly those relating to pre-clinical and clinical development and testing. As compliance with such regulations is critical to the Group's success, specific resources are devoted to ensuring that such regulations are complied with and to dealing with any matters arising from regulatory examinations.

- The Group's liquid resources are managed on a discretionary basis by a third party. Funds are placed with a variety of deposit-taking institutions and invested in money market instruments. The third party operates within strict limits set by the Board as to maturity, credit ratings and credit exposure to any single institution. Further detail is given in note 25 of the financial statements.

- The Audit Committee reviews the operation and effectiveness of this framework on a regular basis.

Statement of compliance

The Board believes that it has complied with the relevant principles and provisions of the Combined Code throughout the period under review, except for the Code Provision B.2.2 in relation to the composition of the Remuneration Committee. Dr Kim Tan, Chairman, is considered a non-independent Non-Executive Director, who holds a majority shareholding in the ordinary share capital of the Company.

Code of Best Practice

The BioIndustry Association ("BIA"), of which GeneMedix plc is a member, adopted a code of best practice on 20 October 1999 (the BIA Code). The BIA Code includes principles and provisions relating to corporate governance matters, access to external advice, confidentiality, dealings in a company's shares and standards of public announcements. The BIA Code is intended to operate by reference to the particular circumstances of bioscience companies in support of the Combined Code, Principles of Good Governance and Code of Best Practice (the Turnbull Report). Throughout the financial year the Company has complied with the relevant provisions of the BIA Code.

By order of the Board

Julian Attfield

Director

The Board is mindful of the guidelines produced by the Association of British Insurers entitled 'Investing in Social Responsibility' and the increase in attention being paid to C&SR issues by the investor and wider stakeholder communities. Moreover, the Board recognises the commercial and ethical imperative of developing and maintaining a culture of continuous improvement in C&SR issues, to the extent that such issues are relevant to the activities of the Group, and accepts that over time the implementation of a system for measuring and reporting on key C&SR indicators may be appropriate.

Whilst no formal C&SR policy currently exists, and no mechanism for reporting on C&SR issues has been introduced by the Group to date, the Board is confident that existing policies and practices provide a firm basis on which a comprehensive C&SR strategy can be developed over time. However, in recognition of the prevailing interest, the Board outlines below its position with regard to some areas related to C&SR.

Employment: policies, training and benefits

GeneMedix is committed to providing equal opportunities and it is the Company's policy to treat all employees, and applicants for employment, in the same way, regardless of age, gender, nationality, race, marital status, sexual orientation or disability.

GeneMedix has in place a public interest disclosure policy whereby any alleged malpractice or impropriety can be reported by employees to a member of the Executive Group without fear of reprisal or prejudice, and a harassment policy for the protection of employees.

GeneMedix recognises that its people are fundamental to its future success and therefore strives to provide an environment which attracts and retains the best staff. All staff are eligible for a number of remuneration-related benefits, including the grant of options and, after a qualifying period, a contribution to a personal pension plan.

GeneMedix encourages the development of all staff, offering structured training, development and career opportunities implemented via a comprehensive appraisal system. The Company seeks to keep its employees informed on a range of subjects that may affect them, such as Company performance and developments in the scientific and professional fields in which they operate, which it does through regular staff meetings, a company newsletter and the provision of a well stocked library containing specialist journals and reference books.

At a strategic level, employment issues are the concern of a group of senior managers, with accountability to the Board through the Chief Executive Officer, Paul Edwards.

Health and safety

GeneMedix is committed to providing a safe environment for its employees and visitors, and aims to eliminate accidents and occupational related ill-health by reducing hazards, providing appropriate instruction and training, and by identifying and managing potential risks. The Group has an established health and safety policy and works closely with an external safety officer who works with the Group's Health and Safety Committee and line management to develop and implement best practice in all aspects relevant to the Group's operations. This includes compliance with established standards such as good laboratory practice. During the year, the Group commissioned a health and safety audit as a result of which some improvement actions were identified. Resources have now been targeted in order that these improvements can be carried out. The Board member with particular responsibility for matters of health and safety is the Chief Executive Officer, Paul Edwards, although it is recognised that all members of the Board and senior management have a legal and ethical responsibility to promote best practice on all issues of health and safety.

The environment

GeneMedix is committed to playing its part in protecting the environment, for the benefit of its employees and the public at large. The Group seeks to minimise the environmental impact of its activities and strives to exceed the environmental regulations imposed by the Government wherever possible. The Group has an established environmental policy and applies this to all aspects of its operations. In particular, the Group has taken care to ensure that the design of all of its facilities reflects best practice in terms of building design and functionality. The Group is currently implementing systems to enable the measurement of certain environmental indicators, such as electricity usage, in order that areas for improvement can be identified and improvement monitored. The Board member with responsibility for such operational concerns is the Chief Executive Officer, Paul Edwards.

Shareholder communication

The Directors seek to build on a mutual understanding of objectives between the Company and all its shareholders.

GeneMedix has a small but dedicated in-house corporate communications team, headed by the Chief Financial Officer and Company Secretary, Julian Attfield, which is responsible for ensuring the timely, consistent and comprehensive dissemination of information to the Company's various stakeholders. It also serves as a first point of contact for stakeholders wishing to contact the Company.

GeneMedix has established procedures to ensure that news announcements, including the annual report and the quarterly interim reports, are sent to all shareholders, submitted to the London and Singapore Stock Exchanges and are widely distributed in a timely manner to media and all interested parties, including individuals who have expressed an interest in being kept aware of the Company's news. In addition, the Company has developed a website [www.genemedix.com], on which all news releases are posted, together with additional information about the Company, its technologies and product candidates.

Investor communications

As part of its communications programme, the Company ensures that all news releases considered to be share price sensitive are sent to the London Stock Exchange, the Singapore Stock Exchange, financial/business media and other financial audiences promptly and in line with the reporting and regulatory obligations incumbent on the Company. When considered appropriate, the Company will hold conference call briefings or web-based presentations to facilitate two-way communication with investors and other interested financial audiences. Members of the Board are available to enter in constructive dialogue with investors, and the Company actively seeks opportunities to meet with financial stakeholders on a regular basis. Opinions or views articulated by the investor community are reported back to the Board and are taken into account in the decision making process. Additionally, shareholders are encouraged to attend the Company's AGM, where presentations relating to the Group's business and strategy are given, and where there is an opportunity to put questions to the Board and meet with individual Directors.

Employee communications

The Company places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved through formal and informal meetings. Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests. The employee share option scheme has been running successfully since its inception in 1999. It is open to all employees and details are provided in note 18 to the accounts.

Enquiries from stakeholders are welcomed by telephone using the Company's main telephone number + 44 (0) 1638 663320, or by e-mail to the following e-mail address:

enquiries@genemedix.com

Business ethics

GeneMedix has a written business ethics policy and strives to carry out its business in an ethical manner, treating its partners, clients, suppliers and other business contacts fairly and courteously.

The Remuneration Committee is chaired by Gordon Mylchreest, and its other members – who are all Non-Executive Directors – are Dr Kim Tan, Mr Fong Kwok Jen and Mr Steven Harris. This Committee determines the remuneration and benefits packages for Executive Directors and any changes to their service contracts as well as the remuneration of senior executives. The Committee also approves any performance bonus and share incentive arrangements. The composition of the Committee was unchanged throughout the year.

As well as complying with the Provisions of the Code as disclosed in the Company's corporate governance statements, the Board seeks to give full consideration to the principles of the Combined Code, including the provisions set out in Schedule A to the Code relating to Directors' remuneration as described below.

This section of the Remuneration Report covers the policies set by the Remuneration Committee. Detailed disclosures of Directors' remuneration for the year ended 30 November 2003 together with disclosures of share ownership and entitlement to share options are set out on page 21.

Remuneration Committee Policy

Your Board believes that a properly constituted and effective remuneration committee is key to ensuring that Executive Directors' remuneration enhances shareholder value and it has delegated to the Board's Remuneration Committee the assessment and recommendation of broad policy on executive remuneration.

The Remuneration Committee's policy has been to provide remuneration packages which are sufficient to attract and retain the high calibre Directors needed to run the Company successfully and which are appropriate to their performance, responsibility and geographic location, but without paying more than is necessary for this purpose.

The Group operates in a dynamic business sector and only became a publicly quoted company in 2000. The Remuneration Committee's policies aim to align business strategy and corporate objectives with executive remuneration. Certain policies may need to be adjusted from time to time in order to ensure the appropriate mix between performance based and non-performance based elements and between long and short-term goals and rewards, depending on the challenges facing the business and its objectives at any given point in its development. Where major changes in remuneration policy occur, the Remuneration Committee would expect to discuss these with key shareholders in advance.

Executive Directors' remuneration packages comprise a basic annual salary, a performance related bonus, pension contributions and long-term incentives in the form of share options. The Board believes that incentives such as share options serve a valuable role in motivating Executive Directors and employees to act in the interests of creating shareholder value in the long term.

It is the opinion of the Remuneration Committee that shareholders' interests are best served by ensuring that the performance related elements of remuneration form a significant proportion of the total remuneration package of Executive Directors.

Base Salary

The Committee aims to ensure that remuneration remains competitive with similar companies in terms of size and complexity, but with a view to the current limitations of the Company's funding.

The levels of base salaries of the Executive Directors during the year fall within the lowest quartile compared to other biotech and pharmaceutical companies of a comparable size to the Company.

Factors taken into account by the Remuneration Committee when determining each Executive Director's base salary are:

- the lowest quartile for a similar position within comparable companies
- the individual Executive Director's performance
- the responsibilities of the respective Executive Director

In assessing base salary levels for 2003, the remuneration committee reviewed remuneration policies and packages for executives at other comparable companies and considered in light of the current financial position of the Company. As part of this review, information was obtained from salary surveys prepared by New Bridge Street Consultants and Alan Jones Associates.

Annual Performance Bonus

Each Executive Director is eligible for a discretionary annual bonus in recognition of the Director's contribution to the success of the Group and the achievement of specific performance targets which are designed to increase shareholder value and achieve the Company's corporate objectives. These performance targets include a combination of corporate and individual objectives except for the Chief Executive Officer, whose bonus is entirely based upon the achievement of corporate objectives. As a matter of current policy, the maximum bonus for each Executive Director is between 20% to 30% of salary and bonuses are paid on a sliding scale according to achievement.

No bonus payments were made during the year and any awarded bonuses have been deferred while the Company addresses its funding requirements.

Share Option Schemes

The Company operates a share option scheme. Share options are granted to Executive Directors and senior employees in order to attract and retain key employees. Details of options granted during the current year and previous years are set out on pages 41–42. In order to promote sustained performance, the remuneration committee has implemented a policy of annual grants of share options. Share options are granted at the closing mid-market value of the Company's ordinary shares on the day prior to grant and vest with the Director or employee after a period of three years and for the subsequent two years in three equal instalments. Such options are only issued upon the attainment of demanding performance targets related to the primary strategic objectives of the Group. These annual grants operate along side the share options vesting on time based criteria, which were issued when a new Director or employee joins the Company.

Pensions and other benefits

The Group contributes a sum equal to a fixed proportion of basic salary (currently 7%) to a personal defined contribution pension scheme on behalf of each Director (and participating employees) each month. The Company does not provide any other benefits for its Directors, such as company cars or the provision of private health insurance.

Full details of service contracts, the remuneration packages of individual Directors and information on share options and pension benefits are set out below.

Directors' contracts

The Executive Directors have service contracts with the Company as follows:

	Notice from Company	Notice to Company	Date of Contract
Mr P Edwards	12 months	12 months	15 November 2000
Mr J Attfield	12 months	6 months	15 November 2000
Dr H H Ting	12 months	12 months	15 November 2000

The Non Executive Directors do not have Service Contracts, but their terms of appointment are reviewed annually by the Board and their appointment can be terminated without notice if the Board considers it appropriate.

Their fees are agreed by the Board, taking into consideration the role of the Non-Executive Director and the current financial position of the Group.

Non Executive Directors do not participate in the Company's share scheme nor do they receive pension contributions or a bonus.

Directors' transactions

On 12 February 2004, Dr Kim Tan lent the Company an unsecured 6.25% loan of £500,000, repayable at the earliest on 30 April 2004.

Activities during the year ended 30 November 2003

This section of the report covers the performance of GeneMedix plc against the UK TechMark Mediscience Index, together with detailed disclosure of Directors' remuneration, share ownership and share options entitlement for the year ended 30 November 2003.

Performance since flotation



Return Index
140
120
100
80
60
40
20
-
UK TechMark Mediscience
GeneMedix
10/2000
12/2000
02/2001
04/2001
06/2001
08/2001
10/2001
12/2001
02/2002
04/2002
06/2002
08/2002
10/2002
12/2002
02/2003
04/2003
06/2003
08/2003
10/2003

November 2000: 100

Following a period of outperformance during December 2000 to September 2001, the Company had underperformed the UK TechMark Mediscience Index. Whilst GeneMedix's share price has suffered a significant fall during the period since October 2001, it should be observed that this is broadly mirrored by the performance of the UK Techmark Mediscience Index. This index is created by using the historical share prices of all the UK Techmark Mediscience companies and its base date is 30 November 2000. The Remuneration Committee believes this to be the most appropriate index against which GeneMedix should be measured. The biotechnology sector worldwide has suffered to a similar degree following the general lack of sentiment towards technology and life sciences based businesses, reflecting factors outside the Board's control.

The Remuneration Committee is aware of the recommended five-year performance disclosure. Nevertheless, prior to November 2000, there was no comparable historical performance on the Company, as the Company was not fully listed on the London and Singapore Stock Exchanges until 30 November 2000.

Auditable Information

The following information has been audited by the Company's auditors, PricewaterhouseCoopers LLP, as required by Schedule 7A to the Companies Act 1985

Directors' emoluments

Name of Director	Fees / Basic Salary £	Pension (Money Purchase Scheme) £	Annual Bonuses £	2003 Total £	2002 Total £
Executive					
P Edwards	110,000	6,878	-	116,878	104,625
J Attfield	75,000	5,250	-	80,250	79,725
Dr H H Ting	12,000	-	-	12,000	12,000
Non-Executive					
Dr K S Tan	20,000	-	-	20,000	20,000
G Mylchreest	10,000	-	-	10,000	10,000
F K Jen	10,000	-	-	10,000	10,000
S Harris	15,000	-	-	15,000	6,250
Aggregate emoluments	252,000	12,128	-	264,128	242,600

The Directors did not receive any taxable benefits from the Company during the year.

The aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company.

Details of share options held by Directors of GeneMedix plc are as follows:

	2002 Number	Granted Number	Exercised Number	2003 Number	Exercise Date	Exercise Price
P Edwards	235,941	-	-	235,941	after 10/12/1999; before 10/12/2009	4.24p
P Edwards	2,123,469	-	-	2,123,469	after 10/12/2002; before 10/12/2009	4.24p
P Edwards	16,667	-	-	16,667	after 31/12/2005; before 31/12/2012	48.5p
P Edwards	16,667	-	-	16,667	after 31/12/2006; before 31/12/2012	48.5p
P Edwards	16,666	-	-	16,666	after 31/12/2007; before 31/12/2012	48.5p
Sub total	2,409,410	-	-	2,409,410		
J Attfield	37,500	-	-	37,500	after 16/10/2001; before 16/10/2010	90.0p
J Attfield	337,500	-	-	337,500	after 16/10/2003; before 16/10/2010	90.0p
J Attfield	16,667	-	-	16,667	after 31/12/2005; before 31/12/2012	48.5p
J Attfield	16,667	-	-	16,667	after 31/12/2006; before 31/12/2012	48.5p
J Attfield	16,666	-	-	16,666	after 31/12/2007; before 31/12/2012	48.5p
Sub total	425,000	-	-	425,000		
Total	2,834,410	-	-	2,834,410		

No options lapsed in the year. No performance conditions are attached to these issued options. No new options were issued during the year. Performance conditions will be attached to the issue of any new grants of annual share options issued to current Executive Directors.

The mid-market price of the shares at 30 November 2003 was 12.50p and during the year the price varied between 8.0p and 20.7p.

Gordon Mylchreest
Chairman of the Remuneration Committee

Directors	Dr Kim S Tan (Chairman and Non-Executive Director)
	Mr Paul Edwards (Chief Executive Officer)
	Mr Julian Attfield (Chief Financial Officer)
	Dr Hong-Hoi Ting (Director Asia)
	Mr Gordon Mylchreest (Non-Executive Director)
	Mr Fong Kwok Jen (Non-Executive Director)
	Mr Steve Harris (Non-Executive Director)
Secretary and registered office	Julian Attfield Rosalind Franklin House Fordham Road NEWMARKET CB8 7XN
Registered number	03467317

Sponsor and Corporate Adviser UK	Nomura International plc Nomura House 1 St Martins-le-Grand LONDON EC1A 4NP
Sponsor Singapore	UOB Kay Hian Pte Ltd 19th Floor UOB Plaza 1 SINGAPORE
Corporate Adviser USA	Global Markets Capital Group LLP The Chrysler Building 405 Lexington Avenue, 45th Floor NEW YORK NY 10174 USA
Auditors	PricewaterhouseCoopers LLP Abacus House Castle Park CAMBRIDGE CB3 0AN
Solicitors	CMS Cameron McKenna Mitre House 160 Aldersgate Street LONDON EC1A 4DD



Independent auditors' report to the members of GeneMedix Plc

We have audited the financial statements that comprise the Consolidated profit and loss account, Balance sheets, Consolidated cash flow statement, Consolidated statement of total recognised gains and losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 on page 21 contained in the Remuneration Report ("the auditable part").

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Group has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the Chief Executive's statement, the financial review, the company profile, the corporate governance statement and the remuneration report.

We review whether the corporate governance statement reflects the Company's compliance with the provisions of the Combined Code issued in July 2003 specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Fundamental uncertainty

In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the basis of preparation. The financial statements have been prepared on a going concern basis and the validity of this depends on the Group successfully obtaining adequate funds to continue its activities. The financial statements do not include any adjustments that would result from a failure to secure such funds. Details of the circumstances relating to this fundamental uncertainty are described in Note 1. Our opinion is not qualified in this respect.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 November 2003 and of the Group's loss and cash flows for the year then ended, and
- have been properly prepared in accordance with the Companies Act 1985, and
- those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Cambridge

14 May 2004

Consolidated profit and loss account for the year ended 30 November 2003

	Notes	2003 £	2002 £
Turnover	2	21,575	155,566
Cost of sales		(8,801)	(91,719)
Gross profit		12,774	63,847
Administrative expenses		(3,706,307)	(3,509,446)
Research and development		(3,233,093)	(2,009,851)
Exceptional research and development		-	(3,250,000)
Total research and development costs		(3,233,093)	(5,259,851)
Total operating expenses		(6,939,400)	(8,769,297)
Operating loss	2	(6,926,626)	(8,705,450)
Interest receivable	3	91,322	229,641
Interest payable	3	(397,836)	(134,839)
Loss on ordinary activities before taxation	4	(7,233,140)	(8,610,648)
Tax on loss on ordinary activities	5	-	-
Loss on ordinary activities after taxation		(7,233,140)	(8,610,648)
Equity minority interests	26	164,876	138,003
Loss for the year	19	(7,068,264)	(8,472,645)
Loss per share – basic and diluted	8	(2.4p)	(2.9p)

All results arise from continuing operations

Consolidated statement of total recognised gains and losses for the year ended 30 November 2003

	Notes	2003 £	2002 £
Loss for the financial year		(7,068,264)	(8,472,645)
Exchange adjustments offset in reserves	19	(153,255)	(177,397)
Total losses recognised for the year		(7,221,519)	(8,650,042)

Consolidated balance sheet 30 November 2003

	Notes	2003 £	2002 £
Fixed assets			
Intangible fixed assets	9	6,902,729	4,121,335
Tangible fixed assets	10	7,202,467	7,095,090
Investment	11	11,607	-
		14,116,803	11,216,425
Current assets			
Stock	12	78,599	146,402
Debtors – due within one year	13	517,730	788,695
Restricted cash		1,785,200	1,832,823
Cash at bank and in hand		1,055,153	4,750,605
		3,436,682	7,518,525
Creditors: amounts falling due within one year	14	(2,994,180)	(2,145,890)
Net current assets		442,502	5,372,635
Total assets less current liabilities		14,559,305	16,589,060
Creditors: amounts falling due after one year	15	(1,311,263)	(1,454,041)
Debenture – convertible loan notes	15	(7,430,657)	(3,319,007)
Provisions for liabilities and charges	17	(26,349)	(42,753)
Net assets		5,791,036	11,773,259
Share capital and reserves			
Called-up share capital	18	2,989,858	2,901,028
Share premium account	19	21,590,331	20,223,904
Profit and loss account	19	(19,079,204)	(11,857,685)
Equity shareholders' funds	20	5,500,985	11,267,247
Equity minority interests	26	290,051	506,012
Total capital employed		5,791,036	11,773,259

The financial statements on pages 24 to 49 were approved by the Board of Directors on 14 May 2004 and were signed on its behalf by:

Paul Edwards
Director

	Notes	2003 £	2002 £
Fixed assets			
Intangible fixed assets	9	3,881,110	33,333
Tangible fixed assets	10	5,380,873	4,794,727
Investments	11	6,316,282	7,054,675
		15,578,265	11,882,735
Current assets			
Debtors	13	1,014,600	746,022
Restricted cash		1,479,507	1,786,774
Cash at bank and in hand		1,055,153	4,750,605
		3,549,260	7,283,401
Creditors: amounts falling due within one year	14	(2,445,366)	(1,634,450)
Net current assets		1,103,894	5,648,951
Total assets less current liabilities		16,682,159	17,531,686
Creditors: amount falling due after one year	15	(1,311,263)	(1,454,041)
Debentures – convertible loan notes	15	(7,430,657)	(3,319,007)
Provisions for liabilities and charges	17	(26,349)	(42,753)
Net assets		7,913,890	12,715,885
Share capital and reserves			
Called-up share capital	18	2,989,858	2,901,028
Share premium account	19	21,590,331	20,223,904
Profit and loss account	19	(16,666,299)	(10,409,047)
Equity shareholders' funds		7,913,890	12,715,885

The financial statements on pages 24 to 49 were approved by the Board of Directors on 14 May 2004 and were signed on its behalf by:

Paul Edwards
Director

Consolidated cash flow statement for the year ended 30 November 2003

	Notes	2003 £	2002 £
Net cash outflow from operating activities	21	(4,451,956)	(4,545,261)
Returns on investments and servicing of finance	22	(33,040)	169,846
Capital expenditure	22	(764,074)	(4,082,257)
Acquisitions	22	(11,607)	-
Cash outflow before management of liquid resources and financing		(5,260,677)	(8,457,672)
Management of liquid resources	22	3,714,284	6,287,145
Financing	22	1,317,596	2,206,907
(Decrease)/increase in cash	23	(228,797)	36,380

1 Accounting policies

A summary of the principal accounting policies, all of which have been applied consistently throughout the year and the preceding year, is set out below.

a) Basis of preparation

The financial statements have been prepared in accordance with the Companies Act 1985 and Applicable Accounting Standards in the UK, under the historical cost convention. A summary of the more important accounting policies, which have been reviewed by the Board in accordance with Financial Reporting Standard ("FRS") 18, "Accounting policies", is set out below.

b) Going concern

The accounts are prepared on the going concern basis. Should the Company not be a going concern, the balance sheet would need to be reviewed with assets restated to net realisable values and all long term assets and liabilities being reclassified as short-term and provision would be made for further liabilities that might arise.

The Directors estimate that cash and short term investments held at the date of approval of the financial statements within the Group are not sufficient to continue funding the trading activities of the Group for a further twelve months from the date of approval of the financial statements. Accordingly, the Directors currently plan to secure additional funds through the outlicensing of products, the sale of underutilised assets such as the business in China and potentially further issues of share capital, which the Directors expect would enable the Group to continue its activities for the foreseeable future. There is uncertainty over the amount of funds which would be obtained and whether they would be received within the expected timescale. However, the Directors believe that the Company will be able to obtain such additional funds and therefore that it is appropriate that these financial statements are prepared on the going concern basis. This basis of preparation assumes that the Company and its subsidiaries will continue in operational existence for the foreseeable future, the validity of which depends on GeneMedix plc being able to obtain adequate funds to continue its activities.

c) Basis of consolidation

The Group accounts consolidate the accounts of GeneMedix plc and its subsidiary undertakings drawn up to 30 November each year. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Acquisitions are accounted for under the acquisition method.

d) Intangible fixed assets – goodwill

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life, which is 15 years. Provision is made for any impairment.

e) Intangible fixed assets – research and development

Research and development expenditure is written off as it is incurred. Patent costs comprising legal fees and other direct costs incurred in obtaining patents are written off in the year of expenditure.

f) Intangible fixed assets – licences

Licences to cell lines are included at cost and depreciated over their useful economic lives from the date of commencement of commercial production of the molecules. Licences to other early stage technology are expensed immediately as part of research and development costs.

g) Intangible fixed assets – know-how

The cost of purchased know-how is capitalised as an asset on the balance sheet and amortised over a period of 15 years, which is its estimated useful economic life.

h) Tangible fixed assets

Tangible fixed assets are shown at cost less accumulated depreciation and any provision for impairment. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful life as follows:

Fittings and fixtures	10%	Plant and machinery	10% and 20%
Land and buildings	8%	Office equipment	10% and 20%

i) Investments

Fixed asset investments are shown at cost less provision for impairment. Current asset investments are stated at the lower of cost and net realisable value.

j) Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes materials, direct labour and an attributable proportion of manufacturing overheads based on normal levels of activity. Net realisable value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow moving or defective items where appropriate.

k) Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

l) Deferred taxation

Provision is made for deferred taxation, using full provision accounting when an event has taken place by the balance sheet data which gives rise to an increased or reduced tax liability in the future in accordance with FRS 19, "Deferred taxation". Deferred tax assets and liabilities are not discounted.

m) Provisions

In accordance with Urgent Issues Task Force Abstract 25 ("National Insurance Contributions on Share Options"), a provision is established based on the current employer's National Insurance rate applied to the difference between the market value of the shares under option and the option exercise price at the balance sheet date. The provision is charged to the profit and loss account over the period in which the share options vest.

n) Short-term investments

Bank deposits secured against finance leases, which can only be drawn down in line with the repayments of the finance leases, are classified as restricted cash. Other bank deposits that are not repayable on demand without penalty are treated as short-term investments in accordance with FRS 1 "Cash flow statements". Movements in such investments are included under "Management of liquid resources" in the Group's cash flow statement.

o) Turnover

Turnover represents amounts receivable for goods and services provided in the normal course of business, net of trade discounts, VAT and other sales related taxes. Turnover is recognised on despatch in the case of goods for resale.

p) Pensions

A stakeholder pension has been made available to employees, but the individuals are entitled to elect for the Company to make contributions into individual private pension schemes. The amount charged to the profit and loss account in respect of pension costs is the contributions payable during the year.

q) Leases

Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

r) Sale and leaseback arrangements

The Group has entered into certain sale and leaseback transactions whereby the risks and rewards of ownership of the assets concerned have not been substantially transferred to the lessor. The assets subject to these sale and leaseback transactions have been retained on the Group's balance sheet and the proceeds of sales are included within creditors as liabilities under sale and leaseback arrangements. The rent payable by the Group throughout the term of the lease is apportioned first as a partial repayment of the related liabilities and, secondly, as interest charged to profits.

Any increase in rent under the terms of the lease will be charged to profit.

The fixed assets subject to the sale and leaseback arrangements are depreciated on a straight line basis over the period of the initial lease term.

s) Finance costs

Finance costs of debt are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount.

t) Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period. Convertible debt is reported as a liability unless conversion actually occurs. No gain or loss is recognised on conversion.

u) Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate.

The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and on foreign currency borrowings, to the extent that they hedge the Group's investment in such operations, are reported in the statement of total recognised gains and losses. All other exchange differences are included in the profit and loss account.

v) Financial instruments

The Company's financial instruments comprise cash, liquid resources, trade debtors, trade creditors and convertible debt, which arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Company's operations.

The Company does not enter into derivative transactions for speculative purposes. It has been, throughout the year under review, the Company's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Company's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarised in note 25. These policies have remained unchanged during the year.

2 Segmental information

The Group only has one class of business. Segmental geographic information is set out below.

	UK & Ireland		China		Group	
	2003	2002	2003	2002	2003	2002
	£	£	£	£	£	£
Turnover by destination & origin	-	-	21,575	155,566	21,575	155,566
Segment operating loss	(6,296,352)	(8,169,383)	(630,274)	(536,067)	(6,926,626)	(8,705,450)
Segment net assets	4,630,834	9,243,200	870,151	2,024,047	5,500,985	11,267,247
Group minority interests	-	-	290,051	506,012	290,051	506,012
	4,630,834	9,243,200	1,160,202	2,530,059	5,791,036	11,773,259

The segmental operating loss for the UK and Ireland in 2002 includes a £3,250,000 exceptional charge in respect of the licence fee amortised in the year. Details of the licence fee are given in Note 9.

3 Finance income

	2003	2002
	£	£
Interest receivable		
Bank interest receivable	91,322	229,641
Interest payable		
Bank interest payable	(29,681)	(16,623)
5% convertible debenture interest payable	(162,500)	(69,007)
4% convertible debenture interest payable	(99,151)	-
Finance lease charge payable	(106,504)	(49,209)
	(397,836)	(134,839)

4 Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging:

	2003 £	2002 £
Auditors' remuneration		
Audit services		
- statutory audit (Company: £19,000 (2002: £16,330))	22,000	25,320
- audit-related regulatory reporting	4,750	4,750
Further assurance services provided by the Auditors		
- other advisory work	1,000	2,250
Research and development	3,233,093	2,009,851
Depreciation of tangible fixed assets		
- owned	528,227	411,921
- held under finance leases	296,422	103,768
Amortisation of goodwill	318,606	3,566,382
Impairment on goodwill	750,000	-
Property rentals under operating leases	178,727	100,327

Fees to other major firms of accountants for non-audit services amounted to £20,953 (2002: £11,594)

5 Tax on loss on ordinary activities

Tax losses available to be carried forward at 30 November 2003 are estimated at approximately £20 million (2002: £12 million), subject to the agreement of the Inland Revenue. As a result of these tax losses, the Company has a potential deferred tax asset which has not been recognised.

No tax charge was incurred in respect of current or deferred tax in either the year ended 30 November 2003 or the previous year, although applications have been made for the payment of Research and Development tax credits.

The tax assessed for the year differs from the standard rate of UK corporation tax of 30% (2002: 30%). The differences are explained below:

Current tax	2003 £	2002 £
Loss for the year	7,223,140	8,610,648
Loss on ordinary activities multiplied by the standard rate of corporation tax	2,169,942	2,583,194
Effects of:		
Expenses not deductible for tax purposes	(16,561)	(18,951)
Carry forward of tax losses	(2,748,009)	(2,938,605)
Difference between capital allowances and depreciation	594,628	79,258
Prior year adjustment	-	295,104
	-	-

Deferred tax

	Provided		Unprovided	
	2003 £	2002 £	2003 £	2002 £
Difference between capital allowance and depreciation	-	-	819,628	233,934
Other provisions	-	-	8,637	5,414
Carry forward of tax losses	-	-	(6,363,698)	(3,733,022)
	-	-	(5,535,433)	(3,493,674)

The Directors expect that it will take some time for tax losses to be relieved and the recoverability of the resulting deferred tax asset is likely to be relatively uncertain. Therefore, it is not appropriate to recognise the deferred tax asset.

6 Staff costs

The aggregate emoluments of the Directors of the Group are set out below:

	2003 £	2002 £
Aggregate emoluments in respect of qualifying services	252,000	231,750
Aggregate group pension contributions to money purchase schemes	12,128	10,850
	264,128	242,600

The aggregate emoluments of the highest-paid Director of the Group are set out below:

	2003 £	2002 £
Emoluments in respect of qualifying services	110,000	98,500
Group pension contributions to money purchase schemes	6,878	6,125
Gain made on exercise of share options	-	-
	116,878	104,625

Detailed disclosures of Directors' emoluments and details of Directors' interests in share optionsare shown on page 21.

Particulars of employees (including Executive Directors) are shown below:

The average monthly number of employees (including Executive Directors) was:

	2003 Number	2002 Number
Production	53	57
Administration and sales	21	26
	74	83

Their aggregate remuneration comprised:

	2003 £	2002 £
Wages and salaries	1,635,275	1,497,586
Social security costs	171,394	137,447
Pension	113,691	90,185
	1,920,360	1,725,218

Of the total pension costs above, £28,789 (2002: £18,048) remained unpaid at the year end.

7 Losses of holding company

Of the loss for the financial year, a deficit of £6,257,252 (2002: £7,768,529) is dealt with in the accounts of GeneMedix Plc. The Directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and not presented a profit and loss account for the Company alone.

8 Loss per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group has two classes of dilutive potential ordinary shares: during the year, being those share options granted to employees and Directors where exercise price is less than the average market price of the Company's ordinary shares during the year and the contingently issuable shares attached to the convertible debentures (see note 16 for details).

The calculations of loss per share are based on the following losses and numbers of shares.

	Basic and diluted	
	2003	2002
	£	£
Loss for the financial year	7,068,264	8,472,645

Weighted average number of shares:	2003 Number of shares	2002 Number of shares
For basic loss per share	293,996,671	289,971,820

Since the Company reported a net loss, diluted loss per share is equal to basic loss per share.

9 Intangible fixed assets

	Group				Company		
	Know-how £	Licence fee £	Goodwill £	Total £	Know-how £	Licence fee £	Total £
Cost							
Beginning of year	33,333	3,250,000	4,694,401	7,977,734	33,333	3,250,000	3,283,333
Additions	-	3,850,000	-	3,850,000	-	3,850,000	3,850,000
End of year	33,333	7,100,000	4,694,401	11,827,734	33,333	7,100,000	7,133,333
Amortisation							
Beginning of year	-	3,250,000	606,399	3,856,399	-	3,250,000	3,250,000
Charge for the year	2,223	-	316,383	318,606	2,223	-	2,223
Impairment	-	-	750,000	750,000	-	-	-
End of year	2,223	3,250,000	1,672,782	4,925,005	2,223	3,250,000	3,252,223
Net book value							
End of year	31,110	3,850,000	3,021,619	6,902,729	31,110	3,850,000	3,881,110
Beginning of year	33,333	-	4,088,002	4,121,335	33,333	-	33,333

During the year, the Company issued a convertible loan note for the amount of £3,850,000 to Antibioticos SA, in return for exclusive access to its cell lines and manufacturing methods for IFN-ß, G-CSF and rHGH, which was capitalised and will be amortised over its useful economic life from the date of commencement of commercial production of these molecules.

In 2002, due to the early stage nature of the Depofoam™ programme, the Directors believed that it was appropriate immediately to write-off the intangible asset of £3,250,000 so created.

The impairment recorded against goodwill of £750,000 relates to the revised forecast discounted cash flows of product sales in China and a reduction in the book value of the net assets of the Company's Chinese subsidiary, Shanghai GeneMedix Biotechnology Co Ltd, due to accumulated losses since acquisition.

10 Tangible fixed assets

Group	Short term leasehold land and buildings £	Office equipment £	Fixtures and fittings £	Plant and machinery £	Total £
Cost					
Beginning of year	2,067,877	177,151	101,630	5,462,124	7,808,782
Currency translation difference	(200,014)	(8)	1,723	329,651	131,352
Disposals	(1,858)	(2,381)	-	(33,750)	(37,989)
Additions	-	28,614	61,533	711,916	802,063
End of year	1,866,005	203,376	164,886	6,469,941	8,704,208
Depreciation					
Beginning of year	262,425	48,363	6,292	396,612	713,692
Currency translation difference	(25,383)	(842)	172	4,979	(21,074)
Disposals	(369)	(2,381)	-	(12,776)	(15,526)
Charge for the year	152,482	33,431	16,489	622,247	824,649
End of year	389,155	78,571	22,953	1,011,062	1,501,741
Net book value					
End of year	1,476,850	124,805	141,933	5,458,879	7,202,467
Beginning of year	1,805,452	128,788	95,338	5,065,512	7,095,090

10 Tangible fixed assets [continued]

Company

	Office equipment £	Fixtures and fittings £	Plant and machinery £	Total £
Cost				
Beginning of year	137,316	101,630	4,841,663	5,080,609
Transfers	3,845	1,723	389,664	395,232
Additions	18,621	61,533	703,047	783,201
End of year	159,782	164,886	5,934,374	6,259,042
Depreciation				
Beginning of year	33,415	6,291	246,176	285,882
Currency translation	603	172	19,530	20,305
Charge for the year	22,800	16,489	532,693	571,982
End of year	56,818	22,952	798,399	878,169
Net book amount				
End of year	102,964	141,934	5,135,975	5,380,873
Beginning of year	103,901	95,339	4,595,487	4,794,727

Assets held under finance leases, capitalised and included in plant and machinery for the Group and Company:

	2003 £	2002 £
Cost	**2,964,220**	2,070,378
Currency translation	**(9,432)**	-
Accumulated depreciation	**(400,190)**	(103,768)
	2,554,598	1,966,610

11 Fixed asset investments

Company	2003 £	2002 £
Subsidiary undertakings		
Cost	7,054,675	7,054,675
Impairment	(750,000)	-
Net book value	6,304,675	7,054,675
Joint venture		
Cost and book value	11,607	-
	6,316,282	7,054,675

The impairment recorded against investment relates to the revised forecast discounted cash flows of product sales in China and a reduction in the book value of the net assets of the Company's Chinese subsidiary, Shanghai GeneMedix Biotechnology Co Ltd, due to accumulated losses since acquisition.

Principal group investments

The parent company has investments in the following subsidiary undertakings that principally affected the profits or net assets of the Group. These subsidiary undertakings have been included in the consolidation.

	Country of incorporation or principal business address	Principal activity	% Holding Ordinary Shares
Subsidiary undertaking			
Shanghai GeneMedix Biotechnology Co Ltd (SGB)	People's Republic of China	Therapeutic protein manufacture	75%
GeneMedix Biotech Malaysia Sdn Bhd	Malaysia	Development of intellectual property and manufacturing process	100%
Joint Venture			
Antibioticos Biotechnologies SA	Spain	Development of intellectual property and manufacturing process	25%

On 25 September 2002 Antibioticos Biotechnologies SA was incorporated by Antibioticos SA as a joint venture vehicle for both Antibioticos SA and the Company to jointly develop manufacturing processes and products. On 10 April 2003 the Company acquired 25% of the £7.15 ordinary shares for £11,607 of Antibioticos Biotechnologies SA. The joint venture has not traded since formation, so there is no profit/loss to recognise.

12 Stock

	Group	
	2003	2002
	£	£
Raw materials and consumables	26,042	15,277
Work-in-progress	1,228	64,533
Finished goods and goods for resale	51,329	66,592
	78,599	146,402

The Company held no stock at the balance sheet date (2002: £nil). There is no material difference between the balance sheet value of stocks and their replacement cost.

13 Debtors

	Group		Company	
	2003	2002	2003	2002
	£	£	£	£
Amounts due within one year				
Trade debtors	29,866	160,243	-	-
Other debtors	116,198	247,774	84,910	216,649
Amounts owed by group undertakings	-	-	568,769	158,947
Prepayments and accrued income	371,666	380,678	360,921	370,426
	517,730	788,695	1,014,600	746,022

14 Creditors: amounts falling due within one year

	Group		Company	
	2003	2002	2003	2002
	£	£	£	£
Bank loan	392,790	357,198	-	-
Trade creditors	633,550	883,622	574,245	847,575
Other creditors	1,045,054	-	-	-
Amount owed to group undertakings	-	-	1,038,039	-
Taxation and social security	51,045	40,894	51,045	40,894
Obligations under finance leases	480,355	378,782	480,355	378,782
Accruals	391,386	485,394	301,682	367,199
	2,994,180	2,145,890	2,445,366	1,634,450

Other creditors includes an amount of £1,038,039 received by GeneMedix Biotech Malaysia Sdn Bhd, representing an insulin out-licence fee. As the initial stage of this project has not yet been completed, this cash receipt has been treated as an out-licensing advancement rather than revenue income.

15 Creditors: amounts falling due after more than one year

	Group		Company	
	2003	2002	2003	2002
	£	£	£	£
Convertible debts				
5% convertible unsecured loan notes due 2007	3,250,000	3,250,000	3,250,000	3,250,000
Interest accrued to 30 November 2003 on				
5% convertible unsecured loan notes	231,507	69,007	231,507	69,007
	3,481,507	3,319,007	3,481,507	3,319,007
4% convertible unsecured loan notes due 2013	3,850,000	-	3,850,000	-
Interest accruals to 30 November 2003 on				
4% convertible unsecured loan notes	99,150	-	99,150	-
	3,949,150	-	3,949,150	-
Total convertible debts	7,430,657	3,319,007	7,430,657	3,319,007
Other creditors				
Obligations under finance leases	1,311,263	1,454,041	1,311,263	1,454,041
	8,741,920	4,773,048	8,741,920	4,773,048

16 Maturity of financial liabilities

The maturity profile of the carrying amount of the Group's financial liabilities, other than short-term trade creditors and accruals and the equity minority interests are:

	Group			
	Bank loans	Finance leases	Loan notes	Total
	£	£	£	£
In one year or less	392,790	480,355	-	873,145
In more than one year, but not more than two years	-	376,393	-	376,393
In more than two years, but not more than five years	-	934,870	3,481,507	4,416,377
In more than five years	-	-	3,949,150	3,949,150
	392,790	1,791,618	7,430,657	9,615,065

The bank loans are secured by a fixed charge over the Group's leasehold property and stand-by letter of credit.

The finance leases are secured by the Company's cash deposit and the deposit will be released in line with the repayment of finance leases under the contracts.

One of the debenture loans represent 5% unsecured loan stock, which is convertible at the option of the holder into fully paid ordinary shares of the Company at the range between 29p to 39p per ordinary share up to and including 28 June 2004 and may be redeemed at the option of the issuer during the period from 29 June 2002 to 28 June 2007 at par. Unless previously redeemed or converted, it will be redeemed at par on 28 June 2007.

The other debenture loan represents 4% unsecured loan stock, which is convertible at the option of the holder into between 24.7 million and 34.1 million fully paid ordinary shares of the Company at the range between 12.5p to 16p per ordinary share at any time up to and including 1 December 2005 and may be redeemed at the option of the issuer during the period from 1 December 2004 to 10 April 2013 at par. Unless previously redeemed or converted, it will be redeemed at par on 10 April 2013.

17 Provisions for liabilities and charges

	Group		Company	
	2003	2002	2003	2002
	£	£	£	£
National Insurance Contributions payable on share options				
Balance as at 1 December	**42,753**	156,074	**42,753**	156,074
Release to the profit and loss account	**(16,404)**	(113,321)	**(16,404)**	(113,321)
At 30 November	**26,349**	42,753	**26,349**	42,753

Provisions relate to National Insurance Contributions that will become payable on the exercise of share options. The share options can be exercised as shown in Note 18. The amount payable is dependent on the Company's share price at the date of exercise of the options. The provision has been calculated based on the share price at the balance sheet date of 12.5p (2002: 18.75p) and the assumption that all employees will exercise the share options and that the rate of NIC is 12.8% (2002: 11.8%).

18 Share capital

The authorised share capital of the Company and the called-up and fully-paid amounts were as follows:

	2003		2002	
	Number	£	Number	£
Authorised				
Ordinary shares of 1p each	600,000,000	6,000,000	600,000,000	6,000,000
Called-up, issued and fully-paid				
Ordinary shares of 1p each	298,985,755	2,989,858	290,102,752	2,901,028

	1p ordinary shares Number	£
At beginning of year	290,102,752	2,901,028
Issued for cash consideration	8,883,003	88,830
At end of year	298,985,755	2,989,858

During the year, the Company issued 8,883,003 ordinary shares at the price of 16.65p per share for cash consideration. The 1p ordinary shares were issued at a premium of 15.65p per share.

18 Share capital [continued]

Employees have been granted options over shares in the Company under the unapproved share option scheme as follows:

2002 Number	Number of Options lapsed	Number of Options granted	Number of Options exercised	2003 Number	Exercise price	Earliest and latest exercise date
132,750	-	-	-	132,750	4.24p	12.01.2002 to 13.01.2010
150,000	-	-	-	150,000	63.33p	14.05.2002 to 14.05.2010
30,000	-	-	-	30,000	63.33p	14.08.2000 to 14.05.2010
240,000	-	-	-	240,000	63.33p	14.05.2003 to 14.05.2010
84,000	-	-	-	84,000	63.33p	14.08.2000 to 14.05.2010
336,000	-	-	-	336,000	63.33p	14.05.2003 to 14.05.2010
60,000	-	-	-	60,000	61.67p	17.08.2000 to 17.05.2010
240,000	-	-	-	240,000	61.67p	17.05.2003 to 17.05.2010
7,500	(7,500)	-	-	-	110.0p	31.10.2000 to 31.07.2010
67,500	(67,500)	-	-	-	110.0p	31.07.2003 to 31.07.2010
30,000	-	-	-	30,000	90.0p	01.12.2001 to 01.12.2010
270,000	-	-	-	270,000	90.0p	01.12.2003 to 01.12.2010
15,000	-	-	-	15,000	90.0p	04.11.2001 to 16.10.2010
60,000	-	-	-	60,000	90.0p	04.11.2003 to 16.10.2010
20,000	-	-	-	20,000	84.5p	02.07.2002 to 02.07.2011
90,000	-	-	-	90,000	84.5p	02.07.2004 to 02.07.2011
90,000	-	-	-	90,000	84.5p	02.07.2006 to 02.07.2011
10,000	-	-	-	10,000	97.0p	21.05.2002 to 21.05.2011
90,000	-	-	-	90,000	97.0p	21.05.2004 to 21.05.2011
8,000	-	-	-	8,000	81.5p	10.08.2002 to 10.08.2011
32,000	-	-	-	32,000	81.5p	10.08.2002 to 10.08.2011
20,000	-	-	-	20,000	87.0p	02.09.2002 to 02.09.2011
100,000	-	-	-	100,000	87.0p	02.09.2004 to 02.09.2011
40,000	-	-	-	40,000	87.0p	02.09.2005 to 02.09.2011
40,000	-	-	-	40,000	87.0p	02.09.2006 to 02.09.2011
16,667	-	-	-	16,667	48.5p	31.12.2005 to 31.12.2012
16,667	-	-	-	16,667	48.5p	31.12.2006 to 31.12.2012
16,666	-	-	-	16,666	48.5p	31.12.2007 to 31.12.2012
16,667	-	-	-	16,667	48.5p	31.12.2005 to 31.12.2012
16,667	-	-	-	16,667	48.5p	31.12.2006 to 31.12.2012
16,666	-	-	-	16,666	48.5p	31.12.2007 to 31.12.2012
16,667	-	-	-	16,667	48.5p	31.12.2005 to 31.12.2012
16,667	-	-	-	16,667	48.5p	31.12.2006 to 31.12.2012
16,666	-	-	-	16,666	48.5p	31.12.2007 to 31.12.2012
8,333	-	-	-	8,333	48.5p	31.12.2005 to 31.12.2012
8,333	-	-	-	8,333	48.5p	31.12.2006 to 31.12.2012
8,334	-	-	-	8,334	48.5p	31.12.2007 to 31.12.2012
8,333	-	-	-	8,333	48.5p	31.12.2005 to 31.12.2012
8,333	-	-	-	8,333	48.5p	31.12.2006 to 31.12.2012

18 Share capital [continued]

2002 Number	Number of Options lapsed	Number of Options granted	Number of Options exercised	2003 Number	Exercise Price	Earliest and latest exercise date
8,334	-	-	-	8,334	48.5p	31.12.2007 to 31.12.2012
15,000	(15,000)	-	-	-	49.75p	10.12.2002 to 10.12.2011
60,000	(60,000)	-	-	-	49.75p	10.12.2004 to 10.12.2011
7,500	(7,500)	-	-	-	47.5p	04.02.2003 to 04.02.2012
67,500	(67,500)	-	-	-	47.5p	04.02.2005 to 04.02.2012
10,000	-	-	-	10,000	39.5p	12.11.2002 to 12.11.2011
90,000	-	-	-	90,000	39.5p	12.11.2004 to 12.11.2011
4,500	-	-	-	4,500	46.0p	17.12.2002 to 17.12.2011
40,500	-	-	-	40,500	46.0p	17.12.2004 to 17.12.2011
4,500	-	-	-	4,500	47.5p	02.01.2003 to 02.01.2012
40,500	-	-	-	40,500	47.5p	02.01.2005 to 02.01.2012
4,500	-	-	-	4,500	47.5p	04.01.2003 to 04.01.2012
40,500	-	-	-	40,500	47.5p	04.01.2005 to 04.01.2012
15,000	-	-	-	15,000	47.5p	07.01.2003 to 07.01.2012
60,000	-	-	-	60,000	47.5p	07.01.2005 to 07.01.2012
7,500	(7,500)	-	-	-	46.0p	28.01.2003 to 28.01.2012
67,500	(67,500)	-	-	-	46.0p	28.01.2005 to 28.01.2012
2,500	-	-	-	2,500	43.5p	08.04.2003 to 08.04.2012
22,500	-	-	-	22,500	43.5p	08.04.2005 to 08.04.2012
3,500	-	-	-	3,500	44.0p	22.04.2003 to 22.04.2012
31,500	-	-	-	31,500	44.0p	22.04.2005 to 22.04.2012
3,500	(3,500)	-	-	-	44.0p	15.04.2003 to 15.04.2012
31,500	(31,500)	-	-	-	44.0p	15.04.2005 to 15.04.2012
3,500	(3,500)	-	-	-	40.0p	20.05.2003 to 20.05.2012
31,500	(31,500)	-	-	-	40.0p	20.05.2005 to 20.05.2012
3,500	-	-	-	3,500	43.0p	04.06.2003 to 04.06.2012
31,500	-	-	-	31,500	43.0p	04.06.2005 to 04.06.2012
4,500	-	-	-	4,500	24.0p	22.07.2003 to 22.07.2012
40,500	-	-	-	40,500	24.0p	22.07.2005 to 22.07.2012
4,500	-	-	-	4,500	18.0p	06.08.2003 to 06.08.2012
40,500	-	-	-	40,500	18.0p	06.08.2005 to 06.08.2012
4,000	-	-	-	4,000	17.0p	01.08.2003 to 01.08.2012
36,000	-	-	-	36,000	17.0p	01.08.2005 to 01.08.2012
4,000	(4,000)	-	-	-	46.5p	19.02.2003 to 19.02.2012
36,000	(36,000)	-	-	-	46.5p	19.02.2005 to 19.02.2012
-	-	3,500	-	3,500	17.0p	13.01.2004 to 13.01.2013
-	-	31,500	-	31,500	17.0p	13.01.2005 to 13.01.2013
-	-	3,500	-	3,500	17.78p	07.04.2004 to 07.04.2013
-	-	31,500	-	31,500	17.78p	07.04.2006 to 07.04.2013
3,332,750	(410,000)	70,000	-	2,992,750		

19 Reserves

The movements on reserves during the year were as follows:

Group	Share premium account £	Profit and loss account £
At beginning of year	20,223,904	(11,857,685)
Issue of shares	1,366,427	-
Loss for the year.	-	(7,068,264)
Exchange difference offset in reserves	-	(153,255)
At end of year	21,590,331	(19,079,204)

Company	Share premium account £	Profit and loss account £
At beginning of year	20,223,904	(10,409,047)
Issue of shares	1,366,427	-
Loss for the year	-	(6,257,252)
At end of year	21,590,331	(16,666,299)

20 Movement on equity group shareholders' funds

	2003 £	2002 £
Loss for the financial year	**(7,068,264)**	(8,472,645)
(Loss)/gain on exchange adjustments offset in reserves	**(153,255)**	(177,397)
Proceeds of share issues	**1,455,257**	16,886
Net (decrease) increase in equity shareholders' funds	**(5,766,262)**	(8,633,156)
Opening equity shareholders' funds	**11,267,247**	19,900,403
Closing equity shareholders' funds	**5,500,985**	11,267,247

21 Reconciliation of group operating loss to net cash outflow from operating activities

	2003	2002
	£	£
Operating loss	(6,926,626)	(8,705,450)
Depreciation	824,649	515,689
Amortisation of goodwill	318,605	3,566,382
Impairments of goodwill	750,000	-
Decrease/(increase) in stock	67,803	(73,895)
Increase in debtors	(183,773)	(374,815)
Increase in creditors	713,790	640,149
Decrease in provisions	(16,404)	(113,321)
Net cash outflow from operating activities	(4,451,956)	(4,545,261)

22 Analysis of cash flow

Return on investments and servicing of finance	2003	2002
	£	£
Interest received	105,810	214,638
Interest paid	(29,681)	(13,378)
Interest element of finance lease rentals	(109,169)	(31,414)
	(33,040)	169,846
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(764,074)	(4,082,257)
Acquisitions		
Investment in joint venture	11,607	-
	11,607	-
Financing		
Issue of ordinary share capital	1,455,257	16,886
Bank loan	70,141	357,198
Cash received on inception of finance leases	237,729	2,070,378
Capital element of finance lease payments	(445,531)	(237,555)
	1,317,596	2,206,907
Management of liquid resources		
Movement in cash placed on term deposit	3,714,284	6,287,145

22 Analysis of cash flow [continued]

Analysis of net funds/(debts)

	1 December 2002 £	Cashflow £	Other £	Exchange Movement £	30 November 2003 £
Cash	245,846	(228,797)	-	14,127	31,176
Liquid resources*					
- cash deposits	4,504,759	(3,500,064)	-	19,282	1,023,977
- bank deposits – restricted cash	1,832,823	(214,220)	-	166,597	1,785,200
Loan – due within one year	(357,198)	(70,141)	-	34,549	(392,790)
Debenture due after one year	(3,319,007)	-	(4,111,650)	-	(7,430,657)
Finance leases	(1,832,823)	207,802	-	(166,597)	(1,791,618)
Net funds/(debts)	1,074,400	(3,805,420)	(4,111,650)	67,958	(6,774,712)

* Liquid resources represent cash deposits placed on money market at call, with weekly and monthly terms, and bank deposits that are secured against the finance leases and only can be drawn down in line with the repayments of the finance leases.

23 Reconciliation of net cash flow to movement in net funds/(debts)

	2003 £	2002 £
(Decrease)/increase in cash in the year	**(228,797)**	36,380
Cash outflow/inflow from increase in debts and lease financing	**137,661**	(2,190,021)
Cash inflow from movement in liquid resources	**(3,714,284)**	(6,287,145)
Movement in net (debts)/funds in the year	**(3,805,420)**	(8,440,786)
Non-cash issue of debenture	**(4,111,650)**	(3,319,007)
Translation difference	**67,958**	(12,445)
Net funds at start of year	**1,074,400**	12,846,638
Net (debts)/funds at end of year	**(6,774,712)**	1,074,400

Major non-cash transactions included the following:

a) During the year, the Company issued 4% convertible unsecured loan stock at par, to be converted at the option of the holder into fully paid shares in the Company. The nominal value of the loan stock amounts to £3,850,000. Further details of this transaction are given in notes 9 and 16.

b) As part of the funding for the Irish manufacturing plant, the Company drew down £237,729 (2002: £2,070,378) in the year under a sale and leaseback arrangement with a major Irish bank.

24 Financial commitments

a) Operating leases

Annual commitments under non-cancellable operating leases for both the Group and Company are as follows:

	Land and buildings	
	2003	2002
	£	£
Expiring in less than one year	-	4,722
Expiring between two and five years	13,775	8,037
Expiring after five years	192,582	189,749
	206,357	202,508

b) Capital commitments

	Group		Company	
	2003	2002	2003	2002
	£	£	£	£
Contracted for but not provided				
Finance lease entered into post year end	-	217,920	-	217,920
Other	-	225,706	-	225,706
	-	443,626	-	443,626

c) Sale and leaseback agreements

In the normal course of its activities, the Group has entered into a number of sale and leaseback agreements, which include options for the Group to repurchase the leased plant and machinery. During the year, the sale and leaseback agreements were consolidated into one, and all terms and conditions remained the same. The consolidated new lease has a duration of five years but may be renewed at the Group's option. The lessors have no rights to require repurchase by the Group. Under current accounting practice, these leases are treated as finance leases and the profit and loss account is charged with the interest element of the payments made in each accounting period.

25 Financial instruments

The financial risks faced by the Group include interest rate risk, currency risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks.

The Group's main objectives in using financial instruments are the maximisation of returns from funds held on deposit and, when appropriate, the generation of additional cash resources for Group operations through financing arrangements for capital assets and through the issue of shares, debt instruments and other financing instruments.

The Group's policy is to raise cash when it is required and when market conditions are appropriate, using those financial instruments that can be negotiated with the providers of finance at that time. These instruments have included shares, convertible loan stock, fixed rate loans, short-term bridge finance and bank overdrafts.

The Group does not currently consider it necessary to use derivative financial instruments to hedge exposures to fluctuations in interest and foreign exchange rates as these exposures are not considered significant. However, the Group does use borrowings in foreign currency to fund capital expenditure in the same foreign currency where it is appropriate to do so.

These objectives, policies and strategies are consistent with those in previous years. The balance sheet positions at 30 November 2003 and 30 November 2002 are not necessarily representative of the position throughout the period, as cash and short term investments fluctuate considerably depending on when fund raising activities have occurred.

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13 "Derivatives and other financial instruments". As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

a) Currency exposures

The Group's method of managing its structural currency exposures from its foreign currency expenditure is to monitor closely its exposure and maintain cash deposits in foreign currencies that provides a natural hedge against currency depreciation. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the Group's currency exposures, being those transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating currency of the operating unit involved. As at 30 November 2003 these exposures were as follows:

	*Net foreign currency liabilities**				
	Sterling	US Dollars	Euro	Chinese Renminbi	Total
Functional currency of Group operation	£	£	£	£	£
Sterling	-	310,813	1,834,240	-	2,145,053
Euro	-	-	-	-	-
Chinese Renminbi	300,350	83	-	-	300,433
Total	300,350	310,896	1,834,240	-	2,445,486

The exposures at 30 November 2002 for comparison purposes were as follows:

	*Net foreign currency liabilities**			
	Sterling	Euro	Chinese Renminbi	Total
Functional currency of Group operation	£	£	£	£
Sterling	-	2,279,662	-	2,279,662
Euro	-	-	-	-
Chinese Renminbi	-	-	-	-
Total	-	2,279,662	-	2,279,662

* comprising net trade debtors and creditors

25 Financial instruments [continued]

b) Interest rate profile

The Group has no financial assets other than the following:

	2003			2002		
	Cash at bank and in hand £	Short-term investments £	Total £	Cash at bank and in hand £	Short-term investments £	Total £
Currency						
Sterling	14,596	492,048	506,644	19,013	4,268,992	4,288,005
Euro	9,713	1,971,803	1,981,516	192,233	2,057,141	2,249,374
Other currencies	6,867	345,326	352,193	34,600	11,449	46,049
At 30 November	31,176	2,809,177	2,840,353	245,846	6,337,582	6,583,428
Floating rate	31,176	1,880,636	1,911,812	245,846	-	245,846
Fixed rate	-	928,541	928,541	-	6,337,582	6,337,582
Total	31,176	2,809,177	2,840,353	245,846	6,337,582	6,583,428

The fixed rate cash and short-term investments in Sterling were placed with banks for between at-call and three months and earn interest of between 1.90% and 3.46% (2002: 2.56% and 3.46%). Floating rate cash earns interest based on relevant national LIBID equivalents.

The Group's liabilities, other than short-term liabilities that have been excluded, comprise four categories: convertible debt, bank loans, finance leases, and provisions.

Convertible debt

As at 30 November 2003 the Group had 4% convertible loan stock of £3,850,000 (2002: £Nil), upon which interest of £99,150 (2002: £Nil) had accrued by the end of year; and 5% convertible loan stock of £3,250,000 (2002: £3,250,000), upon which interest of £162,500 (2002: £69,007) had accrued by the end of the year. At that date all loan stock was classified as non-instalment debt repayable in more than two years. Full details of this liability are given in the Note 16. The convertible debt is denominated in Sterling.

Bank loan

Bank loans amounting to £392,790 (2002: £357,198) were outstanding at 30 November 2003. These are subject to a weighted average floating interest rate of 5.6%. The balance is subject to repayment by instalment over a twelve-month period and repayable on demand. Interest of £1,247 was accrued in respect of these balances at the year end. Bank loans are denominated in Chinese Renminbi.

Finance leases

At 30 November 2003 the Group had an outstanding balance of £1,791,618 (2002: £1,832,823) in respect of sale and leaseback agreements. The overall arrangement is divided into a number of separate lease tranches, incurring a weighted average fixed interest rate of 5% and due to expire between 26 September 2006 and 28 June 2007. Finance lease obligations are denominated in Euros.

No further amounts were available for further draw down under these agreements at the balance sheet date.

Provision for National Insurance

Provision for National Insurance of £26,349 (2002: £42,753) is a financial liability in sterling on which no interest is paid. Maturity depends on when certain share options are exercised. The provision for National Insurance is denominated in Sterling.

c) Fair value of financial assets and liabilities

There is no difference between the fair value and the carrying value of bank and cash balances, short-term investments and loans. Carrying values approximate to fair values because of the short maturity periods of these financial instruments.

The fair value of the provision for National Insurance Contribution is £26,349 (2002: £42,753), and is the same as the carrying values as this is the amount that would have been payable if the liability had crystallised at the balance sheet date.

25 Financial instruments [continued]

The 5% convertible loan stock had a carrying value of £3,481,507 (2002: £3,319,007) and the 4% convertible loan stock had a carrying value of £3,949,150 at 30 November 2003. At that date it was not practical to estimate fair value with sufficient reliability, as the instruments were unique to the Group that had no other form of debt. The future cash flows associated with the loan stock were difficult to predict with any degree of reliability, as they were wholly dependent upon whether they were converted into shares or redeemed at par.

The 5% convertible loan stock had a carrying value of £3,319,007 (2001: £nil) at 30 November 2002. At that date it was not practical to estimate fair value with sufficient reliability, as the instrument was unique to the Group that had no other form of debt. The future cash flows associated with the loan stock were difficult to predict with any degree of reliability, as they were wholly dependent upon whether they were converted into shares or redeemed at par.

26 Minority interests

	2003	2002
	£	£
At beginning of year	506,012	703,148
Loss on ordinary activities after taxation	(164,876)	(138,003)
Gain on foreign currency translation	(51,085)	(59,133)
At end of year	290,051	506,012

27 Related party transactions

Transactions with the Directors of the Company are disclosed in the Directors' Remuneration Report on page 21.

The Company has taken the exemption available under FRS8 not to disclose transactions with group companies held for the entire period. There are no other related party transactions.

28 Controlling Party

The group is controlled by Dr Kim Tan, by virtue of his holding of 52.3% of the ordinary share capital of the Company.

www.genemedix.com

world class **medicines** within **global** reach

www.genemedix.com

world class **medicines** within **global** reach

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Fordham Road
Newmarket
CB8 7XN





GMX/04/01